FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- December 2007	67

Quarterly results

January–December 2007

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

• Wireline Business

• Wireless Business

Telefónica Latinoamérica

• Brazil

• Argentina

• Chile

• Perú

• Colombia

• México

• Venezuela

• Central America

• Ecuador

• TIWS

Telefónica Europe

• O2 UK

• O2 Germany

• O2 Ireland

• Telefónica O2 Czech Republic

Other Companies

• Atento Group

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

Mexico
Internet & Data Acc.
Terra ISP: 2
Mobile Accesses
TEM México: 11,073
Central America
Fixed Telephony Accesses: 120
Internet & Data Accesses: 22
Mobile Accesses: 4,877
Ecuador
Mobile Accesses
TEM Ecuador: 2,653
Peru
Fixed Telephony Acc.
T. del Perú: 2,742
Internet & Data Acc.
T. del Perú: 608
Mobile Accesses
TEM Perú: 7,221
Pay TV
Cable Mágico: 628
Chile
Fixed Telephony Acc.
T. Chile: 2,173
Internet & Data Acc.
T. Chile: 656
Mobile Accesses
TEM Chile: 6,052
Pay TV
TV Digital: 197
Venezuela
Mobile Accesses
TEM Venezuela: 9,840
Colombia
Fixed Telephony Acc.
T. Telecom: 2,340
Internet & Data Acc.
T. Telecom: 168
Mobile Accesses
TEM Colombia: 7,552
Pay TV
TV Digital: 46
Brazil
Fixed Telephony Acc.
Telesp: 12,019
Internet & Data Acc.
Telesp: 3,260
Terra ISP: 986
Mobile Accesses
VIVO: 31,320
Pay TV
TV Digital: 9
Uruguay
Mobile Accesses
TEM Uruguay: 1,047
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,633
Internet & Data Acc.
T. de Argentina: 1,101
Mobile Accesses
TEM Argentina: 13,078
United Kingdom
Mobile Accesses
O2 UK: 17,900
Internet & Data Acc
O2 UK: 38
Ireland
Mobile Accesses
O2 Ireland: 1,632
Morocco
Mobile Accesses
Medi Telecom: 5,786
Germany
Mobile Accesses
O2 Germany: 12,168
Internet & Data Acc
O2 Germany: 37
Slovakia
Mobile Accesses
TO2 Slovakia: 496
Czech Republic
Fixed Telephony Acc.
T. O2 Czech Rep.: 2,135
Internet & Data Acc.
T. O2 Czech Rep: 560
Mobile Accesses
T. O2 Czech Rep.: 4,967
Pay TV
O2TV: 53
Spain
Fixed Telephony Acc.
Wireline Business: 15,865
Internet & Data Acc.
Wireline Business: 5,131
Mobile Accesses
Wireless Business: 22,420
Pay TV
Imagenio: 469

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - December
	2007	2006	% Chg
Final Clients Accesses	225,910.3	200,700.7	12.6
Fixed telephony accesses (1)	41,974.2	42,340.7	(0.9)
Internet and data accesses	12,968.4	12,170.9	6.6
Narrowband	2,532.9	3,997.7	(36.6)
Broadband (2)	10,277.8	7,974.8	28.9
Other (3)	157.7	198.4	(20.5)
Mobile accesses	169,219.7	145,125.1	16.6
Pay TV	1,748.1	1,064.0	64.3
Wholesale Accesses	2,628.0	2,479.4	6.0
Unbundled loops	1,396.5	962.2	45.1
Shared ULL	776.4	527.7	47.1
Full ULL	620.1	434.5	42.7
Wholesale ADSL (4)	575.5	1,288.6	(55.3)
Other (5)	656.0	228.6	n.m.
Total Accesses	228,538.3	203,180.2	12.5
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satellite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes Unbundled Lines by T. Deutschland.
(5) Circuits for other operators.
Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA GROUP

Financial Highlights

Key highlights of the Telefónica Group’s 2007 results:

  Revenues rose +6.7%, OIBDA jumped +19.3%, OI, +42.1% and net profit, +42.9% year-on-year in 2007, driven by significant geographical and business diversification.

  OIBDA 2007 is heavily impacted by the personnel reorganization announced by the company that will boost efficiency in the coming years. Personnel reorganization expenses at Telefónica Group stood at 1,199 million euros in 2007 (1,084 million euros in 2006) and 900 million euros in the fourth quarter of 2007 (651 million euros in 2006).

  Additionally, in 2007 the Company has recorded other expenses related to operations restructuring, amounting to 199 million euros (16 million euros in 2006), mainly related to the cessation of the national roaming contract with T-Mobile.

  Telefónica posted consolidated net profit1 of 8,906 million euros:

  Basic earnings per share rose 43.5% to 1.872 euros (1.304 euros per share in December 2006), the fourteenth consecutive increase.

1 Includes the capital gains of 1,296 million euros and 1,368 million euros from the disposals of Airwave and Endemol respectively.

  Strong organic revenue growth2, up 7.4% from 2006.

  By region, Telefónica Latinoamérica reported a 13.0% year-on-year revenue growth, while Telefónica España and Telefónica Europe reported increases of 4.6% and 4.5%, respectively.

2 Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

  Commercial activity was boosted by the success of the Company’s customer acquisition and retention schemes, resulting in a sharp year-on-year rise in total accesses (+12.5%) to 228.5 million, underpinned by wireless and broadband accesses:

  The wireless customer base increased by 16.6% year-on-year to 169.2 million.

  The number of retail broadband accesses stood above 10.2 million at the end of 2007, an increase of 28.9% from 2006.

  Pay TV customer base grew 64.3% year-on-year to 1.7 million.

  Operating cash flow (OIBDA-CapEx) amounted to 14,797 million euros thanks to synergies stemming from the integrated management of operations, cost optimisation and growing diversification.

  Telefónica Group’s results for 2007 provide further evidence of the differencial profile of the Company. Once again, the Group met all its financial targets3:

  Consolidated revenue growth of 9.8% versus the forecast range of 8%-10%;

  Operating income before depreciation and amortisation (OIBDA) growth stood at 12.8%, towards the top of the forecast range of 10% - 13%.

  Operating income (OI) increased by 27.6%, above the given range of 19% to 23%.

  CapEx totalled 8,087 million euros, lower than the forecast investment of 8,100 million euros.

3 Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation (TVA). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

  The Group’s strong business performance allows to announce sound growth prospects in 2008 and to reiterate the long-term growth targets announced in October 2007. For 2008, the Company forecasts4:

  Consolidated revenue growth in the range of +6.0%/+8.0%;

  Consolidated OIBDA growth in the range of +7.5%/+11.0%;

  Consolidated OI growth in the range of +13.0%/+19.0%;

  CapEx is expected to stand around 8,600 million euros.

4 2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. España revenues are adjusted for new public voice telephony services business model. Group revenues are also adjusted accordingly. 2008 figures Includes TVA, Deltax and Telemig (from April 2008). Telefónica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008.

2007 Bases for Guidance purposes:

  Consolidated revenues: 55,550 million euros;

  Consolidated OIBDA: 20,863 million euros;

  Consolidated OI: 11,467 million euros;

  CapEx: 7,975 million euros.

  The Company reinforces its shareholder remuneration policy:

  The dividend of 1 euro per share corresponding to 2008 fiscal year announced back in October is now complemented with a new share buy-back programme, announced on February, 27th, 2008, for a total amount of 100 million shares, representing close to 2.095% of the Company’s share capital. The programme will be effective during 2008 and the first half of 2009.

TELEFÓNICA GROUP

Consolidated Results

Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure.

In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable and Internet businesses.

Likewise, Telefónica O2 Europe includes O2 Group results and Telefónica O2 Czech Republic results.

In the caption Other companies and Eliminations Content and Media Business is included, where the results of Telefonica S.A. direct stake has been integrated in the share capital of Endemol Entertainment Holding, N.V.

For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and that do not affect the Group's consolidated results have been eliminated from the operating results of each Group segment.

Telefónica Group’s 2007 results continue to show the differential profile of the Company, underpinned by its strong execution of operations and its ability to consistently meet its financial targets. The solid growth achieved in 2007 highlights the Group’s potential for organic growth, the value of its geographic and business line diversification, an efficient cost structure and the synergies tapped through the integrated management of the Company.

In a context of a strong expansion of the customer base (+12.5%), revenues (+6.7%), OIBDA (+19.3%), OI (+42.1%) and net profit (+42.9%) all rose sharply compared with 2006, while operating cash flow (OIBDA-CapEx) increased by 33.0% year-on-year to 14,797 million euros (+9.1% ex-capital gains from the Airwave and Endemol disposals).

Once again, the Company’s outstanding performance in 2007 has enabled the Telefónica Group to meet all its financial targets1 for the year. In accordance with the criteria applied for setting its targets for 2007:

  Revenue growth stood at 9.8% vs. the forecast range of 8%-10%;

  Operating income before depreciation and amortisation (OIBDA) grew 12.8%, in the upper part of the forecast range of 10%-13%.

  Operating income increased by 27.6%, above the given range of 19% to 23%.

  CapEx totalled 8,087 million euros, lower than the forecast investment of 8,100 million euros.

1 Base 2006 reported numbers include eleven months of O2 Group (consolidated since February 2006), eight months of Telefónica Telecom (consolidated since May 2006), six months of Iberbanda (consolidated since July 2006), three months of start-up losses in Slovakia, and exclude Endemol and Airwave results. 2007 guidance assumes constant exchange rates as of 2006 and excludes changes in consolidation (TVA). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison purposes the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures. CapEx excludes investments related to Real Estate Efficiency Plan.

Commercial activity picked up in the fourth quarter due to successful customer acquisition and retention campaigns, boosting total accesses by 12.5% to 228.5 million from 2006.

Telefónica España has 46.4 million accesses, an increase of 5.0% on 2006, underpinned by growth in wireless and broadband customers together with the contention of fixed lines losses, at-0.3% year-on-year, the smallest decline since 2001.

Growth in the number of total accesses at Telefónica Latinoamérica picked up the pace (+16.9% year-on-year to 134.1 million) thanks to the strong growth in broadband, a robust wireless market, which registered a new record for net adds in the fourth quarter (7.3 million customers), and an expanding Pay TV customer base, which increases close to 75% compared with 2006.

Telefónica Europa reported growth of 8.7% in its customer base to 42 million, driven by the strong performance of its wireless business, especially in the contract segment.

By access type, growth in mobile accesses at the Telefónica Group accelerated to 16.6% year-on-year to 169.2 million. In Latin America, it is worth highlighting the quarterly net adds registered in Brazil (2.2 million, close to seven-fold increase on the same period in 2006), and in Mexico (almost 1.5 million, up 32% year-on-year). In Spain, net adds in the quarter totalled 406,837 thousand, exceeding the figures seen in the last three quarters and boosting the customer base to over 22.8 million, up 6.4% compared with 2006. In Europe, the customer base increased by 8.6% to 38.3 million, with net adds of 1.0 million customers in the quarter.

Retail Internet broadband accesses at the Telefónica Group surged 28.9% year-on-year to over 10.2 million at the end of December. Take-up for ADSL, TV and voice bundles remained strong, making a significant contribution to developing the broadband market and forging customer loyalty. In Spain, retail broadband accesses surpassed 4.5 million (up +22.1% year-on-year), in Latin America, 5.0 million (+33.2%) and in Europe, 670,000 (+48.3%). Net adds in the quarter stood at 227,500 in Spain, while this figure amounted to 332,300 and 97,500 in Latin America and Europe respectively.

Pay TV accesses at the end of the quarter exceeded 1.7 million, 64.3% more than in 2006, with operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia and Brazil.

Thanks to the sound increase in the Group’s customer base, revenues in 2007 totalled 56,441 million euros, a year-on-year increase of 6.7%. Negative exchange rate effects detracted 1.2 percentage points from top-line growth (-1.0 percentage points to September, -1.4 percentage points to June, -2.6 percentage points to March), while changes in the consolidation perimeter contributed 0.5 percentage points to this growth (vs. +1.9 percentage points to September, +4.5 percentage points to June, +9.8 percentage points to March). Organic revenue growth2 was 7.4%, with Telefónica Latinoamérica (4.4 percentage points) and Telefónica España (1.6 percentage points) making the largest contributions. By business, mobile services and broadband were the main revenue drivers underpinning organic growth, up 11.1% and 22.6% year-on-year respectively.

2 Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

In absolute terms, Telefónica España contributed most to Telefónica Group revenues, accounting for 36.6% of the total. Telefónica España reported revenues of 20,683 million in 2007, up 4.7% from 2006. Revenues at Telefónica España’s wireline business amounted to 12,401 million euros in the year, a year-on-year increase of 3.7%. This was largely underpinned by strong Internet and broadband service revenues and, to a lesser extent, data and IT services, not forgetting the noteworthy performance of voice and traditional access revenues. Telefónica España’s wireless business reported full-year revenues of 9,693 million euros, up 5.4% year-on-year, driven by strong service revenues (+4.5%), which in turn were buoyed by customer revenues (+8.0%).

Telefónica Latinoamérica (35.6% of consolidated revenues) recorded revenues of 20,078 million euros in 2007, 11.0% more than in 2006 (14.5% in constant euros). In organic terms3, revenues grew by 13.0%. In constant currency terms, Mexico and Venezuela contribute most to topline growth with respective contributions of 3.2 and 3.1 percentage points. Brazil continues to make the largest contribution to Telefónica Latinoamérica’s revenues (38.2%) followed by Venezuela (11.9%) and Argentina (11.3%). TASA remains the best performing fixed operator in the region, reporting 9.9% growth in local currency thanks to higher broadband revenues (+45.7% in local currency) and a robust traditional business (+5.4% in local currency). In Brazil, Vivo (revenues up 16.5% in local currency) should be highlighted, where results reflect the impact of the management measures implemented in 2006 and 2007 to achieve profitable growth and improved customer satisfaction.

3 Assuming constant exchange rates and including the consolidation of Telefónica Telecom in 2006. It excludes the consolidation of TVA in October-December 2007.

Telefónica Europe contributed 14,458 million euros (25.6%) to the Telefónica Group’s total revenues in 2007. Telefónica Europe’s 2006 revenues included the O2 Group for February-December 2006, as well as Telefónica Deutschland and Telefónica O2 Czech Republic for January-December 2006. In the UK, the continued growth of the customer base and ARPU boosted revenues, in comparable terms, by 9.5% in local currency vs. 2006 despite the strong competitive pressure in the market. At Telefónica O2 Czech Republic, 2007 revenues rose 2.9% year-on-year boosted by the wireless business (+4.4% in local currency) and a stable fixed business. At O2 Germany, in comparable terms, revenues fell by 1.9% vs. 2006 as traffic growth failed to offset the major price cuts made over the year in a highly competitive market.

In 2007, Telefónica Group’s operating expenses grew 7.0% vs. 2006 to 37,431 million euros. These higher costs are mainly due to changes in the consolidation perimeter, higher commercial efforts carried out in Latin America and Europe and the impact of operational and personnel reorganization plans announced by the Company that will boost efficiency in the coming years.

Supplies rose 7.7% year-on-year in 2007 to 17,907 million euros (up 9.0% excluding the exchange rate effect). Stripping out also changes to the consolidation perimeter, supplies would have risen 9.2%, mainly due to higher interconnection expenses at Telefónica Latinoamérica and O2 UK.

Personnel expenses rose 3.6% year-on-year to 7,893 million (+4.6% in constant euros). The average number of employees in the period was 244,052, 16,915 more than the previous year, due to net hires at the Atento Group and the inclusion of new companies in the consolidation perimeter. Excluding the Atento Group workforce, the average number of employees at the Telefónica Group would have been virtually flat year-on-year at 127,102 employees. Personnel reorganization expenses at Telefónica Group stood at 1,199 million euros in 2007 (1,084 million euros in 2006):

  Telefónica España: 667 million euros, including the 2003-2007 redundancy programme and a new personnel reorganization programme for 2008 started in 2007;

  Telefónica Latin America: 318 million euros booked for personnel reorganization programmes carried out in different companies of the Group corresponding to plans implemented in 2007 and in force throughout 2008;

  Telefónica Europe: 158 million euros relating to personnel reorganization programmes implemented in Germany, the UK and Ireland.

External service expenses (9,991 million euros) grew by 8.2% year-on-year (+9.5% in constant currency), partly due to the cessation of the roaming agreement in Germany with T-Mobile in the fourth quarter. In organic terms, this increase was mainly due to increased commercial activity at Telefónica Latinoamérica and in Telefónica España’s wireline business.

Also, gains on sale of fixed assets in 2007 totalled 2,766 million euros due to the recognition in the second quarter of 1,296 million euros in capital gains from the sale of Airwave and in the third quarter of 1,368 million euros in capital gains from the disposal of Endemol. Meanwhile a capital loss of 45 million euros was recorded in the second quarter in connection with the disposal of the Group’s 6.9% stake in CANTV.

At the end of 2007, operating income before depreciation and amortisation (OIBDA) stood at 22,825 million euros, up 19.3% from 2006. Stripping out gains from the sale of Airwave and Endemol, OIBDA growth would have been 5.4% year-on-year. Organic OIBDA growth4 would have stood at 20.8% (+6.8% stripping out both capital gains). The OIBDA margin in 2007 was 40.4% (35.7% excluding the Airwave and Endemol capital gains vs. 36.2% the previous year).

4 Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

Telefónica España (46.9% of consolidated OIBDA) reported OIBDA of 9,448 million euros in 2007, up 9.3% from 2006. The OIBDA margin stood at 45.7%, 1.9 percentage points higher than one year ago.

OIBDA at Telefónica Latinoamérica (7,121 million euros) represented 35.3% of consolidated OIBDA for 20075, a year-on-year increase of 8.4%. In organic terms6 OIBDA growth was 10.6%. In constant currency terms, OIBDA growth in Latin America was 11.5%. By country, Venezuela contributed most to OIBDA growth (5.2 percentage points), followed by Mexico (3.1 percentage points). In absolute terms, Brazil was the largest contributor to Telefónica Latinoamérica’s OIBDA, accounting for 43.1% of the total, followed by Venezuela (14.9%) and Argentina (11.1%). Telefónica Latinoamérica’s OIBDA margin in 2007 amounted to 35.5%, 0.9 percentage points lower than in 2006, affected by the personnel reorganization provisions outlined above. Excluding these provisions, the margin would have been 37.1% (0.3 percentage points higher than the one recorded in 2006).

5 2007 OIBDA for Telefonica Group does not consider the capital gains of 1,296 million euros and 1,368 million euros from the disposals of Airwave and Endemol respectively.

6 Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

Telefónica Europe generated OIBDA7 of 4,977 million in 2007 including the 1,296 million euro capital gain from the sale of Airwave recorded in the second quarter, a contribution of 18.3% to total Group OIBDA7. In 2006 Telefónica Europe reported OIBDA of 3,708 million euros; this figure reflected the consolidation of the O2 Group in February-December and Telefónica O2 Czech Republic and Telefónica Germany for the full twelve months. The OIBDA margin excluding the Airwave capital gain was 25.5% vs. 28.2% in 2006.

7 Excluding the capital gain from Airwave (1,296 million euros) from Telefónica Europe and from Group OIBDA the Airwave capital gains and the capital gain of 1,368 million euros from the disposal of Endemol.

In the fourth quarter O2 UK’s OIBDA fell by 4.9% year-on-year in local currency due to a 20.5 million euros charges, mainly due to personnel reorganization costs at its IT and technology business aimed at achieving future efficiencies. Stripping out this expense, OIBDA would have been almost flat vs. 2006. At O2 Germany, fourth-quarter OIBDA fell by 77.9% year-on-year due to non-recurrent charges of 151 million euros. Most of these were accounted for by the early cancellation of the roaming agreement in Germany with T-Mobile mentioned earlier and the personnel reorganization plan initiated in the second quarter of the year. Telefónica O2 Czech Republic recorded a fall of approximately 1.1 percentage points in its OIBDA margin partly explained by the negative contribution of its operations in Slovakia.

Depreciation and amortisation in 2007 totalled 9,437 million euros, 2.8% lower than 2006 figure. Both Telefónica España and Telefónica Latinoamérica contributed the most to lower depreciation and amortisation (6.0% and 3.0% less year-on-year, respectively). Telefónica Europe recorded a decrease (0.4% year-on-year) owing to the purchase price allocations in the O2 Group acquisition (802 million euros) and the Telefónica O2 Czech Republic acquisition (158 million euros). In organic terms8, depreciation and amortisation for the Telefónica Group fell 3.7% in 2007 year-on-year, with Telefónica España and Telefónica Europe chiefly responsible for this decline.

The sharp rise in OIBDA and fall in depreciation and amortisation drove operating income (OI) 42.1% higher in the year to 13,388 million euros. Stripping out the impact of the Airwave and Endemol disposals, OI would have increased by 13.8%. Organic growth8 was 47.0% (+18.1% excluding the capital gains from the disposals of Airwave and Endemol).

8 Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of TVA in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

Profit from associates jumped 83.3% in 2007 to 140 million euros. The bulk of the increase was due to Portugal Telecom and Lycos Europe, which in April sold its investment in the Czech-based IP provider Seznam, c.z. The improvement was also underpinned by the fact that Sogecable and The Link have not been consolidated under the equity method since the fourth quarter of 2006.

Net financial results at the end of 2007 amounted to 2,844 million euros, 4.0% above those of the same period of 2006. This variation arises mainly from the increase in the average cost of debt for Telefónica Group due to higher interest rates in Europe and higher percentage of debt in Latinoamérica, that drives financial expenses up by 207 million euros. The increase in the average cost of debt is offset by the 200 million euros reduction due to the decrease of average total debt in 2007. Management of the present value of pre-retirement plan commitments and other positions associated to marked-to-market positions, have a positive impact of 84 million euros, 42 million euros behind the figure reported for 2006. The average cost calculated on average total net debt for 2007 is 5.59% and 5.61% when excluding FX results.

Free cash flow generated by the Telefónica Group in 2007 amounted 8,847 million euros of which 2,113 and 3,076 million euros were assigned to Telefonica’s share buyback program and dividend payment respectively, and 781 million euros to commitment cancellations derived mainly from the pre-retirements plans. Due to the fact that financial divestitures for the period amounted to 2,512 million euros, mainly due to Airwave and Endemol disposals and TELCO participation, net financial debt decreased in 5,389 million euros. Also, net debt was reduced by an additional 1,472 million euros because of FX impact, changes in the consolidation perimeter and other effects on financial accounts. All this has been translated in a decrease of 6,861 million euros in respect to the net financial debt of the fiscal year 2006 (52,145 million euros), reaching the net financial debt of Telefónica Group at 2007 45,284 million euros.

The tax provision for 2007 totalled 1,565 million euros, a tax rate of 14.65% in the year. However, the cash outflow for the Group will be lower as it offsets loss carryforwards generated in previous years and which have not yet been used.

In 2007 the tax rate was affected by several issues that resulted in it being significantly reduced. Chief among these were the disposal of Endemol, which generated a fiscal loss, the tax reforms in the UK, which resulted in a reduction in deferred liabilities, and the disposal of Airwave, which had no fiscal impact.

Minority interests substracted 213 million euros in 2007, a 38.5% year-on-year decrease mainly due to the merger by absorption of Telefónica Móviles by Telefónica S.A. in July 2006. Minority stakes in Telesp and Telefónica O2 Czech Republic accounted for the bulk of profit attributable to minority interests.

In all, consolidated net profit to December totalled 8,906 million euros, up 42.9% year-on-year. Basic earnings per share jumped 43.5% to 1.872 euros. In the fourth quarter, net profit amounted to 1,058 million euros, up 2.3% year-on-year, while earnings per share stood at 0.224 euros compared to 0.213 euros per share in the fourth quarter of 2006.

CapEx in 2007 totalled 8,027 million euros, an increase of 0.3% year-on-year. Exchange rate effects detracted 1.4 percentage points.

2008 FINANCIAL TARGETS

In accordance with the criteria used to establish its financial targets for 20089, Telefónica Group expects:

  Annual growth in consolidated revenues to be in the range of 6.0%-8.0% for 2008 (2007 Base for guidance purposes: 55,550 million euros). By regions:

o Telefónica España : +2.0%/+3.5% (2007 Base for guidance purposes: 20,536 million euros);

o Telefónica Latinoamérica: +11.0%/+14.0% (2007 Base for guidance purposes: 20,078 million euros);

o Telefónica Europe: +4.0%/+7.0% (2007 Base for guidance purposes: 14,358 million euros).

  Annual OIBDA growth in 2008 to be in the range of 7.5%-11.0% (2007 Base for guidance purposes: 20,863 million euros). By regions:

o Telefónica España : +6.0%/+8.0% (2007 Base for guidance purposes: 9,635 million euros);

o Telefónica Latinoamérica: +12.0%/+16.0% (2007 Base for guidance purposes: 7,408 million euros);

o Telefónica Europe: +2.0%/+6.0% (2007 Base for guidance purposes: 3,974 million euros);

  Annual operating income (OI) growth in 2008 to be in the range of 13.0%-19.0% (2007 Base for guidance purposes: 11,467 million euros).

  CapEx in 2008 will stand around 8,600 million euros (2007 Base for guidance purposes: 7,975 million euros).

9 2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. España revenues are adjusted for new public voice telephony services business model. Group revenues are also adjusted accordingly. 2008 figures Includes TVA, Deltax and Telemig (from April 2008). Telefónica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008.

TELEFÓNICA GROUP

Financial Data

SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December

	2007	2006	% Chg
Revenues	56,441	52,901	6.7
Operating income before D&A (OIBDA)	22,825	19,126	19.3
Operating income (OI)	13,388	9,421	42.1
Income before taxes	10,684	6,764	58.0
Net income	8,906	6,233	42.9
Basic earnings per share	1.872	1.304	43.5
Weighted average number of ordinary shares outstanding during the period (millions)	4,758.7	4,779.0	(0.4)
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME

	January - December			January - December			January - December
	2007	2006	% Chg	2007	2006	% Chg	2007	2006	% Chg

Telefónica España	20,683	19,750	4.7	9,448	8,647	9.3	7,067	6,113	15.6
Telefónica Latinoamérica	20,078	18,089	11.0	7,121	6,571	8.4	3,562	2,900	22.8
Telefónica Europe (1)	14,458	13,159	9.9	4,977	3,708	34.2	1,591	309	n.m.
Other companies and eliminations (2)	1,221	1,903	(35.8)	1,278	200	n.m.	1,168	99	n.m.
Total Group	56,441	52,901	6.7	22,825	19,126	19.3	13,388	9,421	42.1
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: OIBDA for wireline operations in Latin America is presented after management fees.

(1) Telefónica Europe includes in 2006 Telefónica O2 Czech Republic (January-December), T. Deutschland (January-December), O2 Group (February-December) and O2 Germany (February-December). OIBDA figures exclude brand fee.

(2) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted by Telefónica, S.A.

CAPEX BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)
	January - December
	2007	2006	% Chg
Telefónica España	2,381	2,304	3.4
Telefónica Latinoamérica	3,343	2,811	18.9
Telefónica Europe (1)	2,125	2,552	(16.7)
Other companies and eliminations	178	336	(47.1)
Total Group	8,027	8,003	0.3

Note: Group CapEx in 2006 at cumulative average exchange rate.
(1) Telefónica Europe includes in 2006 Telefónica O2 Czech Republic (January-December), T. Deutschland (January-December), O2 Group (February-December) and O2 Germany (February-December).

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2007	2006	% Chg	2007	2006	% Chg
Revenues	56,441	52,901	6.7	14,426	14,196	1.6
Internal exp capitalized in fixed assets (1)	708	719	(1.5)	211	195	8.3
Operating expenses	(37,431)	(34,995)	7.0	(10,381)	(9,992)	3.9
Supplies	(17,907)	(16,629)	7.7	(4,653)	(4,645)	0.2
Personnel expenses	(7,893)	(7,622)	3.6	(2,578)	(2,421)	6.5
Subcontracts	(9,991)	(9,230)	8.2	(2,771)	(2,578)	7.5
Bad Debt Provisions	(666)	(609)	9.4	(130)	(125)	3.5
Taxes	(974)	(905)	7.7	(249)	(224)	11.4
Other net operating income (expense)	358	346	3.3	192	127	51.2
Gain (loss) on sale of fixed assets	2,766	236	n.m.	132	12	n.m.
Impairment of goodwill and other assets	(17)	(81)	(79.2)	(4)	(66)	(94.5)
Operating income before D&A (OIBDA)	22,825	19,126	19.3	4,577	4,472	2.3
Depreciation and amortization	(9,437)	(9,704)	(2.8)	(2,452)	(2,510)	(2.3)
Operating income (OI)	13,388	9,421	42.1	2,125	1,962	8.3
Profit from associated companies	140	77	83.3	34	16	n.m.
Net financial income (expense)	(2,844)	(2,734)	4.0	(749)	(805)	(7.0)
Income before taxes	10,684	6,764	58.0	1,409	1,172	20.2
Income taxes	(1,565)	(1,781)	(12.1)	(294)	(64)	n.m.
Income from continuing operations	9,119	4,983	83.0	1,115	1,108	0.6
Income (Loss) from discontinued ops.	0	1,596	n.m.	0	0	n.m.
Minority interest	(213)	(346)	(38.5)	(57)	(73)	(22.5)
Net income	8,906	6,233	42.9	1,058	1,035	2.3
Weighted average number of ordinary shares	4,758.7	4,779.0	(0.4)	4,718.5	4,853.6	(2.8)
outstanding during the period (millions)
Basic earnings per share	1.872	1.304	43.5	0.224	0.213	5.2

Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.

"Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".

(1) Including work in process.

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	January - December

	2007	2006	% Chg

Non-current assets	87,395	91,269	(4.2)
Intangible assets	18,320	20,758	(11.7)
Goodwill	19,770	21,739	(9.1)
Property, plant and equipment and Investment property	32,469	33,888	(4.2)
Long-term financial assets and other non-current assets	9,007	6,183	45.7
Deferred tax assets	7,829	8,702	(10.0)
Current assets	18,478	17,713	4.3
Inventories	987	1,012	(2.4)
Trade and other receivables	9,662	9,666	(0.0)
Current tax receivable	1,010	1,555	(35.0)
Short-term financial investments	1,622	1,679	(3.4)
Cash and cash equivalents	5,065	3,792	33.6
Non-current assets classified as held for sale	132	9	n.s.
Total Assets = Total Equity and Liabilities	105,873	108,982	(2.9)
Equity	22,855	20,001	14.3
Equity attributable to equity holders of the parent	20,125	17,178	17.2
Minority interest	2,730	2,823	(3.3)
Non-current liabilities	58,044	62,644	(7.3)
Long-term financial debt	46,942	50,675	(7.4)
Deferred tax liabilities	3,926	4,700	(16.5)
Long-term provisions	6,161	6,287	(2.0)
Other long-term liabilities	1,015	982	3.4
Current liabilities	24,974	26,337	(5.2)
Short-term financial debt	6,986	8,382	(16.7)
Trade and other payables	8,729	8,533	2.3
Current tax payable	2,157	2,841	(24.1)
Short-term provisions and other liabilities	7,102	6,580	7.9
Financial Data
Net Financial Debt (1)	45,284	52,145	(13.2)
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - December
		2007	2006	% Chg
I	Cash flows from operations	20,132	18,824	6.9
II	Net interest payment (1)	(3,097)	(2,296)
III	Payment for income tax	(1,457)	(1,100)
A=I+II+III	Net cash provided by operating activities	15,578	15,428	1.0
B	Payment for investment in fixed and intangible assets	(7,205)	(6,828)
C=A+B	Net free cash flow after CAPEX	8,373	8,600	(2.6)
D	Net Cash received from sale of Real Estate	129	24
E	Net payment for financial investment	2,383	(21,574)
F	Net payment for dividends and treasury stock (2)	(5,496)	(5,542)
G=C+D+E+F	Free cash flow after dividends	5,389	(18,492)	c.s.
H	Effects of exchange rate changes on net financial debt	(819)	(511)
I	Effects on net financial debt of changes in consolid. and others	(653)	4,097
J	Net financial debt at beginning of period	52,145	30,067
K=J-G+H+I	Net financial debt at end of period	45,284	52,145	(13.2)
(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - December
	2007	2006	% Chg
OIBDA	22,825	19,126	19.3
- CapEx accrued during the period	(8,027)	(8,003)
- Payments related to commitments	(781)	(830)
- Net interest payment	(3,097)	(2,296)
- Payment for income tax	(1,457)	(1,100)
- Results from the sale of fixed assets	(2,766)	(236)
- Invest. in working cap. and other deferred income and exp	1,676	1,939
= Net Free Cash Flow after CapEx	8,373	8,600	(2.6)
+ Net Cash received from sale of Real Estate	129	24
- Net payment for financial investment	2,383	(21,574)
- Net payment for dividends and treasury stock	(5,496)	(5,542)
= Free Cash Flow after dividends	5,389	(18,492)	c.s.

Note: The concept "Free Cash Flow" reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

	Jan-Dec 2007	Jan-Dec 2006
Net Free Cash Flow after CapEx	8,373	8,600
+ Payments related to cancellation of commitments	781	830
- Ordinary dividends payment to minoritaries	(307)	(514)
= Free Cash Flow	8,847	8,916
Weighted average number of ordinary shares outstanding during the period (millions)	4,758.7	4,779.0
= Free Cash Flow per share	1.859	1.866

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		December 2007
	Long-term debt	47,269
	Short term debt including current maturities	6,986
	Cash and Banks	(5,065)
	Short and Long-term financial investments (1)	(3,906)
A	Net Financial Debt	45,284
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (2)	5,437
	Value of associated Long-term assets (3)	(676)
	Taxes receivable (4)	(1,472)
C	Net commitments related to workforce reduction	3,289
A + B + C	Total Debt + Commitments	48,938
	Net Financial Debt / OIBDA (5)	2.3x
	Total Debt + Commitments/ OIBDA (5)	2.4x
(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.

(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".

(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculated based on December 2007 OIBDA, excluding results on the sale of fixed assets.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Balance Sheet (2)

	Jan - Dec 2007	Jan - Dec 2006	December 2007	December 2006

USA (US Dollar/Euro)	1.368	1.255	1.472	1.317
United Kingdom (Sterling/Euro)	0.685	0.682	0.733	0.672
Argentina (Argentinean Peso/Euro)	4.263	3.857	4.636	4.033
Brazil (Brazilian Real/Euro)	2.661	2.728	2.608	2.816
Czech Republic (Czech Crown/Euro)	27.756	28.338	26.620	27.495
Chile (Chilean Peso/Euro)	714.637	665.336	731.472	701.262
Colombia (Colombian Peso/Euro)	2,837.126	2,949.853	2,965.928	2,949.853
El Salvador (Colon/Euro)	11.974	10.977	12.881	11.524
Guatemala (Quetzal/Euro)	10.502	9.548	11.234	10.004
Mexico (Mexican Peso/Euro)	14.953	13.664	15.996	14.330
Nicaragua (Cordoba/Euro)	25.229	22.031	27.827	23.703
Peru (Peruvian Nuevo Sol/Euro)	4.282	4.108	4.409	4.205
Uruguay (Uruguayan Peso/Euro)	32.101	30.183	31.724	32.201
Venezuela (Bolivar/Euro)	2,942.254	2,695.418	3,165.015	2,832.861
(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 31/Dec/07 and 31/Dec/06.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

Telefónica España successfully bolstered its position in an extremely active and competitive market, meeting all the financial targets announced for 2007.

Revenues grew by 4.7% in 2007 to 20,683 million euros, beating the growth target of 3.5% - 4.5%. Operating income before depreciation and amortisation (OIBDA) jumped by 9.3% to 9,448 million euros, putting the OIBDA margin at 45.7%. For purposes of comparison with the OIBDA growth target for 2007 of between 9% and 11%, factoring in the factors taken into consideration when this target was set, OIBDA growth stood at 11.6%, meeting the target upgraded in July 2007.

CapEx amounted to 2,381 million euros, an increase of 3.4% from 2006. CapEx target for 2007, which excluded investments related to Real Estate Efficiency Plan, was set at keeping the figure below 2,400 million euros in 2007. Investment effort has been mainly devoted to growing the Internet and Broadband businesses, with significant investments related to ADSL and IP services (Imagenio). Worth to highlight is the launching of the mobile and fixed network transformation processes.

Operating Cash Flow (OIBDA-CapEx) for the year amounted to 7,067 million euros, growing by 11.4% compared to the January-December 2006 period.

As with regards to the Redundancy Plan (E.R.E. 2003-2007) at the Wireline Business, it should be noted its conclusion after registering 1,102 sign-ups in the final year of the programme, with a related provision of 345 million euros.

During the last quarter of 2007, Telefónica took decisions of organizational nature aiming to foster a structure to ease technological convergence and services delivering in the businesses where the company operates. With this objective, and within the integration model adopted, ongoing efforts on personnel reorganization are being implemented. This has resulted in a new personnel reorganization programme approved, which by December 31st 2007 had already been initiated. The estimated cost of this programme amounts to 322 million euros (168 million euros at the Wireline Business and 154 million euros at the Wireless Business), with the corresponding provision already included in 2007 accounts.

Total personnel reorganization costs for year 2007 amount to 667 million euros at Telefónica España, of which 551 million euros where accounted for in the last quarter.

Highlights of Telefónica España’s Wireline Business:

  Sustained topline growth (+3.7% in 2007) underpinned by the good performance of Internet and broadband services and, to a lesser extent, data and IT services.

  Strong competitive position in the Broadband market, maintaining its estimated market share above 56%. At the end of December Telefónica’s retail broadband accesses reached 4.6 million.

  Losses in the number of fixed telephony lines were contained at just 0.3% year-on-year (December 2007 vs. December 2006) after posting 32.801 net adds in the fourth quarter. Net losses for the year 2007 stood at 51,901 lines, the best year-on-year performance since 2001.

  5.1% underlying OIBDA growth in 2007 (stripping out specific effects such as personnel reorganization costs, the Real Estate Programme and subsidies among others).

  Conclusion of the Redundancy Plan (2003/2007), to which a total of 13,870 employees signed up during the five years it was in force.

Highlights of Telefónica España’s Wireless Business include:

  Solid service revenues growth of 4.5% in 2007, driven by the strong performance of customer revenues (+8.0%).

  The customer base grew by 6.4% year-on-year to 22.8 million lines, with growth in the contract segment jumping 12.4%. Contract customers now account for almost 60% of the total customer base.

  Churn remained flat at 1.8% in the face of increased competitive pressure, similar to the 2006 figure, with a slight reduction in contract churn achieved down to 1.0%.

  Increasing contribution from data revenues (+12.4% in 2007 vs. 2006), with connectivity revenues posting the best performance, up over 70% in 2007.

  6.5% increase in OIBDA under guidance criteria in year 2007 (excluding costs related to personnel reorganization). OIBDA reaches 4,395 million euros in 2007, with an OIBDA margin over revenues of 45.3%.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELINE BUSINESS

Revenues in 2007 amounted to 12,401 million euros, with growth reaching 3.7% year-on-year in the fourth quarter. Cumulative growth to December stood at 3.7%, slightly exceeding the growth target of between 2.5% and 3.5%.

This rise was underpinned by growth in Internet and broadband services and data and IT services, not forgetting the noteworthy performance of traditional voice and access revenues, with the former falling slightly and the latter remaining stable.

Traditional access revenues amounted to 2,772 million euros, a year-on-year increase of 0.1%, led by the 2.0% increase in the PSTN line monthly fee and fewer losses of fixed telephony accesses relative to 2006.

  The Spanish wireline access market grew by an estimated 1.9% over the course of the year. The Company’s fixed telephony accesses totalled 15,897,966 at the end of 2007 in the wake of fourth quarter net line gains of 32,801, stemming the pace of the year-on-year decline to 0.3% (-0.7% at September 2007). The strong performance during the fourth quarter, the best figure since the first quarter of 2001, means that net line losses in 2007 were contained at 51,901, down substantially on those recorded in 2006 (-185,696 net access losses). These figures make 2007 the best year since 2001 in terms of net adds.

  Telefónica’s share of the wireline access market remained stable vs. September 2007 at 81%.

Voice service revenues continued to follow the positive trend seen in previous quarters, and fell by 1.6% in 2007 (-2.1% in the first nine months of the year). Voice service revenues remained flat in year-on-year terms in the fourth quarter, underpinned by a 12.5% jump in interconnection revenues, driven by higher incoming international and carrier traffic and falls in outgoing traffic (-1.4%) and handset sales (-6.1%).

  The number of pre-selected lines fell further, declining by 110,859 in 2007 to 1,795,660 at the end of December.

  In line with the positive revenue trend, Telefónica España’s estimated share of wireline traffic remains stable at around 65%.

Internet and broadband revenues surged by 11.9% in the fourth quarter, boosted by revenues in the retail broadband segment which were 17.4% higher year-on-year. Internet and broadband revenues increased by 15.5% in 2007 from 2006.

Retail broadband service revenues were up +24.2% in December, accounting for 3.8 percentage points of the revenue growth registered by Telefónica España’s Wireline Business. Growth in these revenues slowed through the year, to post a growth of 17.4% in the last quarter, due to the decline in retail broadband net adds in 2007 vs. 2006 (-19.0%).

At the same time, wholesale broadband service revenues fell 11.3% in 2007, mainly on account of the migration of wholesale ADSL to unbundled loops.

  Estimated net adds in the fixed broadband Internet access market amounted to 0.4 million in the fourth quarter, resulting in estimated net adds of around 1.4 million for the entire year, 18.9% down on 2006. The total estimated market in Spain in December 2007 stood at 8.1 million accesses.

  Telefónica’s retail Internet broadband accesses net adds in the fourth quarter came to 227,480, taking total accesses to 4,571,599 at the end of December. This gave Telefónica continued segment leadership with an estimated market share of over 56%, slightly higher than in 2006.

  The estimated share of unbundled loops in the broadband Internet access market increased to almost 17% (14% in 2006). Net adds during the fourth quarter amounted to 116,088 loops, down 29.3% on that recorded in the same quarter of 2006. Total unbundled loops at the end of December amounted to 1,353,940, of which 57.3% were shared access loops.

  The wholesale ADSL service continued to lose steam during the fourth quarter due to the lower number of migrations to unbundled loops. In the wake of net fourth quarter losses of 13,658, total wholesale accesses amounted to 499,263 at the end of December.

  Telefónica continues to spearhead the development of the pay TV market in Spain, achieving an estimated market share below 13% (10% by December end 2006) after adding 42,020 new customers in the fourth quarter. As a result its customer base had risen to 511,087 by the end of December 2007.

  The total number of Duo and Trio bundles stood at 3,792,002 units at the end of December 2007. It is worth highlighting that over 80% of the Company’s retail Internet broadband accesses are included in a double or triple play bundle (over 70% by December 2006 end).

Data service revenues grew sharply in the fourth quarter to 14.1% from 5.6% in the nine months to September 2007. This increase in the pace of growth is underpinned by the 12.0% increase in revenues from Virtual Private Networks (VPNs) in the fourth quarter of 2007, driven by the strong uptake in fibre and ADSL VPNs. Wholesale services also posted an impressive 22.8% growth in the fourth quarter, compared with growth of 6.8% in the January-September 2007 period.

IT service revenues grew 11.6% in 2007 versus 2006.

Operating expenses at Telefónica España’s Wireline Business totalled 7,337 million euros in 2007, 4.0% less than in 2006. This fall relates to lower personnel reorganization costs (513 million euros in 2007 vs. 980 million euros in 2006), which fell by 47.7%. These costs are broken up into 345 million euros in connection with the E.R.E. 2003-2007 (Redundancy Plan) to which 1.102 employees have joined in 2007, the ending year of the program, plus 168 million euros of the new personnel reorganization programme initiated in 2007 and to be implemented through 2008.

Stripping out personnel reorganization costs in 2006 and 2007 and the actuarial review, operating expenses grew 2.5% in 2007. This growth was due to: i) the 8.5% rise in external services expenses to 1,413 million euros due to increased commercial activity and PUT (Public Use Telephony) expenses; ii) the 1.2% increase in supply expenses to 3,008 million euros, especially expenses associated with Internet and Imagenio; and iii) the 0.2% growth in personnel expenses, once stripped out personnel reorganization costs, amounting 2,129 million euros. Personnel expenses fell by 14.9% in the year as a whole to 2,642 million euros due to the impact of the above mentioned lower personnel reorganization costs.

Topline growth outpaced expenses excluding personnel reorganization costs. This, together with the decline of personnel reorganization costs, boosted operating income before depreciation and amortisation (OIBDA) by 14.8% to 5,249 million euros in 2007.

OIBDA in October-December 2007 totalled 1,181 million euros, substantially higher than the figure reported in the same period of 2006 (+47.1%). This was due primarily to the higher personnel reorganization costs accounted for in the last quarter of 2006 (588 million euros vs. 397 million euros in the fourth quarter of 2007).

Stripping out specific items such as the redundancy provision (E.R.E. 2003-2007), the new personnel programme, the real estate programme, subsidies, the fine imposed by the EU and recognised in the second quarter, and others, underlying OIBDA rose 5.1% in 2007, having grown by 3.5% in the fourth quarter of 2007. For purposes of comparison with the stated financial targets, if a total provision of 630 million euros had been booked for personnel reorganization costs (compared with the actual provision of 513 million euros), and capital gains from property sales and others stood at 162 million euros (compared with the reported amount of 163 million euros), OIBDA growth would have been 15.8%, at the top end of the growth target of 13.5% -16% (the 151.9 million euro fine imposed by the European Union is considered a unforeseeable expense and consequently is not included as part of the financial targets).

The OIBDA margin in 2007 stood at 42.3%. Excluding the effect of personnel reorganization programmes and the actuarial review in both years, along with the fine imposed by the European Union in the second quarter of 2007, the OIBDA margin would have expanded by 1.3 percentage points year-on-year to 47.7%.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España

WIRELESS BUSINESS

The Spanish wireless market surpassed the 50.7 million-line mark by the end of 2007, with an estimated penetration rate of 111% (an increase of more than 6 percentage points vs. December 2006).

Against this backdrop, Telefónica España’s Wireless Business achieved net adds of 406,837 customers in the fourth quarter (426,235 in the fourth quarter of 2006), beating the figures recorded in the first three quarters of the year. In cumulative terms, Telefónica España’s net adds stood at 1,380,596 lines (1,556,027 in 2006), with a noteworthy number of customer gains in the contract segment (1,501,800, up 4.3% on 2006). This made Telefónica España clear leader in contract adds in the Spanish market, improving its share of net adds in this segment in an increasingly competitive market.

Commercial activity grew by 4.4% in the final quarter in year-on-year terms, with a total of more than 11.9 million commercial actions in the year, a 2.9% increase on 2006. Customer base now totals more than 22.8 million (+6.4% vs. December 2006), underpinned by growth in the contract segment (+12.4% vs. December 2006), which accounted for almost 60% of the total customer base at the end of 2007 (up more than 3 percentage points on December 2006).

In portability, lines balance was positive in the fourth quarter of 2007, underpinned by the strong performance of the highest value segment, specifically 36,593 net contract adds. In the year as a whole, the net portability balance was positive (494 lines), with net adds in the contract segment of 238,320 lines.

Strong gross adds (+3% in 2007 vs. 2006) and stable churn were key to the positive outcome of the company’s commercial strategy. Particularly noteworthy was the growth in contract adds, which rose 12.0% year-on-year. Churn in 2007 stood at 1.8%, the same rate as in 2006 despite increased pressure from competition, and the company even achieved a slight reduction in contract churn (-0.03 percentage points) to 1.0%. Prepay churn in the final quarter of the year was lower than in the third quarter of 2007 (-0.3 percentage points) and than in the final quarter of 2006 (-0.1 percentage points). Handset upgrades once again played a key role in churn performance. Driven by loyalty campaigns, these grew by 7.8% versus the fourth quarter of 2006 and rose 7.4% in year-on-year terms.

In terms of usage, the volume of traffic carried in the final quarter grew by 6.2% year-on-year (more than 15,500 million minutes) and by 11.5% in the year as a whole (over 63,300 million minutes). On-net traffic rose 7.4% in the fourth quarter and by 14.0% in the year . MoU amounted to 161 minutes in 2007 (+3.0% vs. 2006). The drop in MoU in the fourth quarter of 2007 vs. the fourth quarter of 2006 was due to the different types of promotions carried out in the two periods.

Voice ARPU reached 26.7 euros in the final quarter of the year, 4.5% lower than in the same quarter of 2006. The main causes of this decrease were the April and October cuts in interconnection rates (14.9% in cumulative terms) and the regulation of roaming tariffs in the European Union. Year-on-year voice ARPU terms falls 2.8% to 27.6 euros. Outgoing voice ARPU in 2007 fell slightly to 22.9 euros (-1.0%), declining by 2.9% in the fourth quarter of 2007 to 22.3 euros.

Meanwhile, data ARPU reached 5.0 euros in the fourth quarter, with year-on-year growth of 1.8% (with an increase of +2.6% in outgoing data ARPU), and full-year growth of 4.8% (5.2% in outgoing data ARPU) to 4.8 euros. The lower data ARPU growth in the fourth quarter was due to the slowdown in content services, driven by the restructuring process affecting the sector and the regulatory uncertainty (although this was recently resolved). Stripping out content revenues both in the fourth quarter of 2007 and the year as a whole, data ARPU would be growing at a rate of over 6%, underpinned by connectivity revenues (over 70% growth versus the fourth quarter of 2006).

At the end of December Telefónica España’s customers held more than 3.5 million UMTS/HSDPA handsets, representing a penetration of 16% excluding M2M, up 10 percentage points from 2006.

As a result, total ARPU in the fourth quarter of 2007 was 31.8 euros, 3.6% lower than in the fourth quarter of 2006 and down 1.8% in the full year at 32.3 euros. Outgoing ARPU in 2007 remained at a similar level to 2006 (27.1 euros).

With regard to data roaming, on January 14th the Wireless Business of Telefónica España and Telefónica Europe announced a range of new Internet roaming rates for users travelling in Europe. These will be between 42% and 61% lower than at present.

Revenues rose 5.4% in 2007 to 9,693 million euros vs. 2006 and by 3.2% in the fourth quarter to 2,407 million euros. It is worth noting that since January 1st 2007 the way prepay sales and top-up commissions are accounted has changed. Instead of being recognised as a decrease in revenues, they are now reported as costs. Also, revenues/costs of portability transit routing are now reported at the net amounts. The net effect of this change is neutral at OIBDA level, although revenues would have risen 2.9% in the fourth quarter and 5.1% in 2007 excluding these accounting changes. Highlights by revenue item:

  Service revenues grew by 2.6% in the fourth quarter and by 4.5% in 2007 to 8,509 million euros, within the target of between 4.0% and 5.0% growth respectively. Growth was primarily driven by customer revenues, which surged 8.0% in 2007 (+5.8% in the quarter, impacted by the regulation of roaming tariffs in the EU from September 2007) to 6,861 million euros.

  Interconnection revenues fell 8.6% in 2007 (-10.8% in the fourth quarter), due to the reduction in interconnection rates. Roaming-in revenues fell by 12.4% over the year due to the downward trend in wholesale prices (-6.3% in the fourth quarter).

  Revenue from handset sales totalled 1,184 million euros, a year-on-year rise of 11.9% and of 7.6% in the fourth quarter.

  During the last quarter of 2007, Telefónica took decisions of organizational nature aiming to foster a structure to ease technological convergence and services delivering in the businesses where the company operates. With this objective, and within the integration model adopted, ongoing efforts on personnel reorganization are being implemented. This has resulted in a new personnel reorganization programme approved, which by December 31st 2007 had already been initiated. The estimated cost of this programme amounts to 154 million euros, with the corresponding provision already included in 2007 accounts.

  Operating costs amounted to 5,541 million euros in 2007, up 7.6% on the 2006 total, underpinned by greater cost efficiency and impacted by the provision mentioned. In the fourth quarter, operating costs were 13.1% up year-on-year, totalling 1,531 million euros. Excluding this provision, the operating costs would have amounted to 5,387 milion euros in 2007 (1,378 million euros in the fourth quarter), up 4.6% vs. 2006 (+1.8% in the quarter).

Operating income before depreciation and amortisation (OIBDA) grew by 2.8% in 2007 in relation to 2006 to 4,241 million euros. Fourth-quarter OIBDA amounted to 902 million euros, a year-on-year decline of 10.0%.

Excluding the aforementioned provision, the OIBDA would have increased by 6.5% vs. 2006 amounting 4,395 million euros comfortably beating the target of between 4.0% and 5.0% growth. In the fourth quarter, the OIBDA excluding the provision reached 1,056 million euros, up 5.3% year-on-year. The OIBDA margin stood at 43.9% in the fourth quarter (43.0% in the same period of 2006), and 45.3% in cumulative terms vs. 44.9% in 2006, despite increasing commercial activity in a highly competitive market.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)
	2006	2007
	December	March	June	September	December	% Chg y-o-y
Final Clients Accesses	42,620.8	43,115.8	43,508.2	43,885.2	44,514.9	4.4
Fixed telephony accesses (1)	15,949.9	15,920.3	15,906.2	15,865.2	15,898.0	(0.3)
Internet and data accesses	4,842.0	4,963.2	5,048.4	5,131.3	5,279.3	9.0
Narrowband	1,040.5	916.0	798.1	736.5	660.8	(36.5)
Broadband (2)	3,742.7	3,992.7	4,198.4	4,344.1	4,571.6	22.1
Other (3)	58.8	54.4	52.0	50.7	47.0	(20.1)
Mobile accesses	21,446.0	21,813.7	22,102.7	22,419.7	22,826.6	6.4
Pre-Pay	9,303.0	9,283.8	9,182.9	9,158.0	9,181.8	(1.3)
Contract	12,142.9	12,529.9	12,919.8	13,261.7	13,644.7	12.4
Pay TV	383.0	418.6	450.9	469.1	511.1	33.4
Wholesale Accesses	1,531.8	1,640.8	1,707.8	1,757.2	1,859.2	21.4
Unbundled loops	939.0	1,071.2	1,170.0	1,237.9	1,353.9	44.2
Shared ULL	527.7	605.2	664.5	713.5	776.4	47.1
Full ULL	411.3	466.0	505.5	524.4	577.6	40.4
Wholesale ADSL	586.4	561.7	530.5	512.9	499.3	(14.9)
Other (4)	6.4	7.8	7.4	6.5	6.0	(5.4)
Total Accesses	44,152.6	44,756.6	45,216.0	45,642.5	46,374.2	5.0
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satellite, optical fibre, cable modem and broadband circuits.
(3) Leased lines.
(4) Wholesale circuits.
Note: Does not include Iberbanda's accesses

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2007	2006	% Chg	2007	2006	% Chg
Revenues	20,683	19,750	4.7	5,222	5,030	3.8
Internal exp capitalized in fixed assets (1)	220	215	2.5	59	65	(9.3)
Operating expenses	(11,505)	(11,429)	0.7	(3,366)	(3,328)	1.2
Other net operating income (expense)	(71)	48	c.s.	8	25	n.m.
Gain (loss) on sale of fixed assets	137	80	72.6	145	(3)	c.s.
Impairment of goodwill and other assets	(17)	(17)	1.1	(3)	(5)	(41.7)
Operating income before D&A (OIBDA)	9,448	8,647	9.3	2,064	1,783	15.7
Depreciation and amortization	(2,382)	(2,533)	(6.0)	(587)	(619)	(5.1)
Operating income (OI)	7,067	6,113	15.6	1,476	1,164	26.8
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December			October - December

	2007	2006	% Chg	2007	2006	% Chg
Revenues	12,401	11,964	3.7	3,183	3,070	3.7
OIBDA	5,249	4,572	14.8	1,181	803	47.1
OIBDA margin	42.3%	38.2%	4.1 p.p.	37.1%	26.1%	11.0 p.p.
CapEx	1,614	1,555	3.8	552	506	9.2

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - December			October - December

	2007	2006	% Chg	2007	2006	% Chg

Traditional Access (1)	2,772	2,768	0.1	688	689	(0.2)
Traditional Voice Services	4,792	4,868	(1.6)	1,203	1,203	0.0
Domestic Traffic (2)	2,921	3,014	(3.1)	729	740	(1.4)
Interconnection (3)	952	907	5.0	237	211	12.5
Handsets sales and others (4)	918	947	(3.1)	237	252	(6.1)
Internet Broadband Services	2,775	2,403	15.5	716	640	11.9
Narrowband	95	143	(33.4)	18	26	(30.2)
Broadband	2,679	2,260	18.6	698	615	13.6
Retail (5)	2,361	1,901	24.2	624	532	17.4
Wholesale (6)	318	359	(11.3)	74	83	(10.2)
Data Services	1,160	1,076	7.8	309	270	14.1
IT Services	437	392	11.6	133	136	(2.0)
Note: Telefónica de España parent company's operating revenues includes Terra España's revenues as of the first quarter 2006.
(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2) Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3) Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.
(4) Managed Voice Services and other businesses revenues.
(5) Retail ADSL services and other Internet Services.
(6) Includes Megabase, Megavía, GigADSL and local loop unbundling.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December			October - December

	2007	2006	% Chg	2007	2006	% Chg
Revenues	9,693	9,199	5.4	2,407	2,333	3.2
OIBDA	4,241	4,128	2.8	902	1,002	(10.0)
OIBDA margin	43.8%	44.9%	(1.1 p.p.)	37.5%	43.0%	(5.5 p.p.)
CapEx	767	750	2.4	257	341	(24.5)

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)
	January - December			October - December

	2007	2006	% Chg	2007	2006	% Chg
Service Revenues	8,509	8,142	4.5	2,111	2,058	2.6
Customer Revenues	6,861	6,353	8.0	1,718	1,623	5.8
Interconnection	1,372	1,500	(8.6)	333	373	(10.8)
Roaming - In	220	251	(12.4)	44	47	(6.3)
Other	57	38	49.5	17	15	13.2
Handset	1,184	1,058	11.9	296	275	7.6

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures
	2006	2007
	December	March	June	September	December	% Chg y-o-y
Mobile customer (thousands)	21,446.0	21,813.7	22,102.7	22,419.7	22,826.6	6.4
Pre-pay	9,303.0	9,283.8	9,182.9	9,158.0	9,181.8	(1.3)
Contract	12,142.9	12,529.9	12,919.8	13,261.7	13,644.7	12.4
	4Q	1Q	2Q	3Q	4Q	% Chg y-o-y
MoU (minutes)	157	160	159	168	156	(0.8)
Pre-pay	66	74	67	89	64	(2.8)
Contract	228	224	225	223	218	(4.4)
ARPU (EUR)	33.0	31.7	32.8	33.1	31.8	(3.6)
Pre-pay	15.9	14.9	15.7	16.5	15.0	(5.7)
Contract	45.7	44.3	45.1	44.8	43.2	(5.6)
Data ARPU	5.0	4.6	4.6	4.9	5.0	1.8
%non-P2P SMS over data revenues	45.3%	48.1%	49.5%	48.4%	47.7%	2.4 p.p.
Note: MoU and ARPU calculated as monthly quarterly average.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica

In accordance with the Group's new structure, Telefónica Latinoamérica’s results include Telefónica Group’s fixed line and wireless operators’ results in the Latin American region. Furthermore, figures for the Telefónica Latinoamérica Group also include the results of Telefónica Telecom, from the 1st of May 2006.

At the end of December 2007, Telefónica Latinoamérica managed 134.1 million accesses, a year-on-year increase of 16.9%, boosted by growth of 22.4% in cellular customers to almost 102 million. Net adds during the fourth quarter amounted to 7.3 million, the Group’s best ever figure.

Growth rates were high in almost all the countries in the mobile business, with customer growth especially robust in Mexico (+46.6% year-on-year to over 12.5 million customers), Argentina (+22.6%, 13.7 million customers), and Peru (+58.5%, 8.1 million customers).

Wireline telephony accesses reached 23.9 million, in line with those managed a year earlier, with significant growth in Peru (+11.3% year-on-year) which offset the lower number of lines in service in other countries. Growth in retail internet broadband accesses remained strong, up 33.2% year-on-year to over 5.0 million accesses, reflecting the sales and marketing efforts made by all the operators. Telefónica Latinoamérica now has close to 1.2 million pay TV customers, with operations in Peru, Chile, Colombia and, since the third quarter of 2007, Brazil, where Telesp’s satellite TV licence was complemented in the fourth quarter of 2007 with the incorporation of TVA .

The currencies of the countries in which Telefónica operates depreciated against the euro in year-on-year terms, with the exception of the Brazilian real and the Colombian peso, whose average exchange rates appreciated by 2.5% and 3.7% respectively. This detracted 3.5 and 3.2 percentage points from revenue and OIBDA growth in 2007 respectively, although less than in previous quarters (currency effects reduced revenue and OIBDA growth by 3.7 and 3.5 percentage points in the first nine months, respectively, and by 5.0 and 4.9 percentage points respectively in the first half of 2007).

Revenues at Telefónica Latinoamérica in 2007 rose 11.0% year-on-year in current euros to 20,078 million euros. In constant euros revenue growth was 14.5%, within the growth range communicated to the market of +13% to +16%1. Changes in the consolidation perimeter contributed 1.5 percentage points to constant currency revenue growth. In constant currency terms, the countries contributing most to top line growth are Mexico and Venezuela with respective contributions of 3.2 and 3.1 percentage points. Brazil continues to make the largest contribution to Telefónica Latinoamérica’s revenues (38.2%) followed by Venezuela (11.9%) and Argentina (11.3%).

1 T. Latam base reported figures include eight months of Telefónica Telecom (consolidated since May 2006). 2007 guidance assumes constant exchanges rates as of 2006. All figures exclude changes in consolidation. In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel reorganization plans and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

Operating income before depreciation and amortisation (OIBDA) jumped 8.4% in current euros in 2007 to 7,121 million euros. In constant currency terms, Telefónica Latinoamérica’s OIBDA growth increased to 11.5%. Changes in the consolidation perimeter contributed 1.0 percentage points to constant currency OIBDA growth. By country, Venezuela contributed most to OIBDA growth (5.2 percentage points), followed by Mexico (3.1 percentage points). In absolute terms, Brazil is the largest contributor to Telefónica Latinoamérica’s OIBDA, accounting for 43.1% of the total, followed by Venezuela (14.9%) and Argentina (11.1%).

Telefónica Latinoamérica’s OIBDA growth slowed in the fourth quarter of 2007 (+13.8% in constant euros to September) as a result of a provision of 258 million euros in the quarter for personnel reorganization plans in several group companies, after the company decided to accelerate the implementation of plans already in place, and the launching of new ones. Personnel reorganization costs stood at 318 million euros in 2007, with the departure of 1,684 people in the year accounting for 105 million euros of this sum. The company’s plans for 2008 account for the remaining 213 million euros, affecting Telesp, Telefónica del Perú, Telefónica de Argentina, Telefónica Telecom and Telefónica Móviles Colombia. Regarding the objectives communicated to the market, OIBDA grew by 15.5%, within the range of 14% to 17%2 forecast by the company, which did not factor in the personnel reorganization expenses recorded in the fourth quarter of 2007.

2 T. Latam base reported figures include eight months of Telefónica Telecom (consolidated since May 2006). 2007 guidance assumes constant exchanges rates as of 2006. All figures exclude changes in consolidation. In terms of guidance calculation, OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel reorganization plans and Real Estate Programs are included as operating revenues/expenses, with the exception of the ones decided after the guidance communication at the beginning of the year. For comparison the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

Telefónica Latinoamérica’s OIBDA margin in 2007 amounted to 35.5%, 0.9 percentage points lower than in 2006, affected by the personnel reorganization provisions outlined above. Excluding these provisions, the margin would have been 37.1% (0.3 percentage points higher than the one recorded in 2006).

Telefónica Latinoamérica’s CapEx in 2007 stood at 3,343 million euros, up 18.9% year-on-year (+23.0% in constant euros). This increase was driven by stronger commercial activity at its wireline business, both in broadband and TV, the increased coverage and capacity of its GSM networks and the acquisition of spectrum in Venezuela, Brazil and Panama to expand coverage and guarantee service quality in areas where traffic is heaviest.

In 2007 Telefónica Latinoamérica generated operating cash flow (OIBDA-CapEx) of 3,778 million euros, growth of 0.5% in current euros (+3.0% in constant euros).

BRAZIL

Telefónica Latinoamérica managed close to 49 million accesses in Brazil at 31 December 2007, 9.5% more than a year earlier. This growth reflects a 15.2% year-on-year increase in Vivo’s customer base and, to a lesser extent, the expansion of Telesp’s broadband business and the incorporation of TVA’s MMDS pay TV customers. This is offset by a reduction in the number of wireline accesses at Telesp and the changes to the accounting criteria used to record narrowband internet accesses made in the second quarter of 2007.

In 2007, Telefónica Latinoamérica in Brazil reported revenues of 7,662 million euros, up 3.2% in local currency vs. 2006 thanks to the sharp increase in Vivo’s sales, which offset Telesp’s lower revenues. Operating income before depreciation and amortisation (OIBDA) totalled 3,026 million euros, down 3.8% on 2006 due to the fall in earnings at Telesp, partly related to tax reversals booked in 2006 and the higher provisions made in 2007 for personnel reorganization (explaining 0.8 percentage points of this reduction) which were not offset by the significant improvement in Vivo’s results. Meanwhile CapEx amounted to 1,087 million euros, an increase of 3.1% year-on-year in local currency, driven by the larger investments carried out by Telesp in its growth businesses (broadband and television).

TELESP

At the end of December, Telesp managed 15.5 million telephony, broadband and TV accesses, 1.2% less than in 2006, due both to the reduction in the number of wireline accesses, in a context of a strong growth in the cellular business in the country, and the implementation of more restrictive accounting criteria (based on activity) for narrowband Internet accesses. The company ended the year with just under 12 million wireline accesses (-1.2% year-on-year), of which approximately 22% were prepay or lines with consumption limits. A total of 196,300 MMDS TV accesses from TVA (acquired recently) were added in December 2007 to the 34,600 satellite TV (DTH) subscriber base. This latter service was launched in August 2007.

The broadband market continued to grow strongly in 2007 (+36% vs. 2006). Telesp accounted for around 56% of this growth, increasing its retail broadband customer base by 28.7% vs. 2006 to over two million accesses. A number of significant milestones were achieved in 2007. These included: the launch of the Trío Telefónica triple play bundle on 12 August, with different connection speed options and a range of TV content choices, on 1 October the company included GloboSat content in its TV offer, and in the fourth quarter the acquisition of TVA’s MMDS operations was completed.

Telesp carried slightly more (+1.5%) traffic in 2007 (71,140 million minutes) than a year earlier, due mainly to growth in long distance traffic by SMP mobile accesses (+36.2%) as a result of the joint marketing strategy rolled out with VIVO. Local traffic levels were similar to those recorded in 2006 despite the reduction in the number of wireline accesses. Fixed-mobile traffic fell a noteworthy 4.4% year-on-year as a result of heavy migration to wireless networks.

Telesp is focusing on the sale of traffic bundles, both bundled lines (monthly fee + unlimited local calling) and traffic packages (long distance, fixed-mobile and narrowband Internet traffic).

Telesp reported revenues of 5,619 million euros in 2007, down 1.5% year-on-year in local currency. This slight drop in revenues was due to the fall in traditional business revenues (-3.1% vs. 2006 in local currency), attributable to the loss of basic telephony billable lines, the change in customer mix with a higher percentage of lines with consumption limits, the negative tariff adjustment made in July 2006 and the 20% reduction in local interconnection tariffs in January.

The increase in broadband revenues (+16.2% in local currency), lagged access growth due to more intense competition and was not sufficient to fully offset the fall in traditional revenues. Nonetheless, the operator readjusted ADSL tariffs in mid October to coincide with the launch of an improved range of speeds for new ADSL services. The pace of growth marked by Internet revenues (narrowband + broadband + TV) picked up (+14.1% year-on-year in local currency vs. +10.3% to September) and these now account for 9.9% of the company’s revenues (8.5% in 2006) due to the increase in broadband revenues and the incorporation of TVA’s revenues in the fourth quarter.

Operating expenses rose 5.9% in local currency in 2007, affected by a higher level of bad debt, leading to higher provisions (+65.5% in local currency vs. 2006). The ratio of bad debt to revenues was 3.6%, lower than the figure of 3.9% reported in September, due to the implementation of various measures adopted to stem this ratio. These include stricter entry filters and more actions to recover bad debts. Another factor behind the rise in operating expenses is the higher external service expenses (+5.4% in local currency) caused by stronger commercial activity. Supply costs rose by 3.2% in local currency despite the 20% reduction in the local interconnection tariff, due mainly to the rise in interconnection traffic (especially SMP).Personnel expenses rose by 5.0% in local currency due to the provisions associated with personnel reorganization programmes, which affected 800 employees in 2007. Total provisions amounted to 54 million euros, of which around 22 million euros correspond to plans that will be implemented in the first months of 2008. Personnel costs excluding these provisions decreased 1.0% vs. 2006 in local currency.

Telesp reported Operating income before depreciation and amortisation (OIBDA) of 2,438 million euros in 2007, down 9.7% year-on-year in local currency due to the loss of traditional business revenues, higher bad debt provisions and higher personnel reorganization costs. The comparison is further affected by the fact that in September 2006 Telesp recorded tax reversals (PIS/COFINS). The OIBDA margin stood at 43.4%, 3.9 percentage points lower than in 2006, impacted by the two factors mentioned above. Stripping out personnel reorganization expenses, Telesp’s OIBDA would have fallen by 8.7% vs. 2006 in local currency, with a margin of 44.3%.

CapEx in 2007 was 729 million euros in local currency, 11.2% higher than the figure reported a year earlier due to greater investment in broadband and pay TV and higher cable theft recorded in the last three quarters.

VIVO

Vivo’s strong earnings in 2007 reflect the management measures implemented in 2006 and 2007 to achieve profitable growth and increase customer satisfaction, resulting in a significant increase in the customer base and the ARPU growth.

Momentum remained strong in the fourth quarter, with the Christmas campaign launched in November resulting in fierce competition on the market. Also, Vivo has been involved in convergent offer campaigns since October, with minute combinations for cellular, wireline and Internet calls and two mobile-fixed packages. Vivo maintained its leadership in the quarter in terms both of market share and adds in its operating area.

The company reported 4.2 million gross adds in the final quarter of the year, 1.7 million more than in the same quarter last year (+66.5%), one of the highest figures in recent years. Factors contributing to this strong performance include the wider range of handsets, Vivo’s leadership in terms of commercial reach, ongoing incentive campaigns for prepay traffic and the improved capacity to attract contract customers with the "Vivo Escolha" plans. It is worth highlighting that Vivo achieved net adds close to 2.2 million new customers in the fourth quarter, enjoying a position of market leadership in terms of customer acquisitions in December (1.4 million customers, a net gain market share above 38% in its operating area). As a result, Vivo’s net adds for the year stood at over 4.4 million customers.

By the end of 2007, 42% of the contract segment had subscribed to a Vivo Escolha plan, significantly enhancing the market’s perception of Vivo’s commercial offer. Contract gross adds rose 39.7% in the fourth quarter year-on-year and by 47.2% year-on-year for the full year. These plans also helped to increase customer loyalty, with total churn in the fourth quarter standing at 2.1% (0.4 percentage points less than in the same quarter a year earlier) and at 2.3% in the year (compared with 2.9% in 2006).

Also noteworthy was the market’s positive reaction to Vivo’s GSM network. Vivo obtained 85% of gross GSM adds in the quarter, putting its GSM customer base at the end of December at 11.3 million, 34% of its total customer base.

Vivo ended December with a total of 33.5 million customers (+15.2% vs. December 2006) in a market with an estimated penetration rate of 65.6%, up more than 10 percentage points year-on-year in the company’s area of activity. This figure reflects the high levels of commercial activity, especially in the fourth quarter.

Revenues for the year totalled 2,396 million euros, a year-on-year increase of +16.5% in local currency, with growth further accelerating in the final quarter (+15.8% year-on-year in local currency in the first nine months of 2007). Service revenues grew 18.4% year-on-year in local currency, vs. 2006, largely driven by higher interconnection revenues after the elimination of the Bill & Keep rule in July 2006. Stripping out this impact, service revenues would have grown 10.2% (vs. +8.1% in the first nine months of the year). In the contract segment, the Vivo Escolha plans remain the main tool for attracting and retaining the most valuable customers; leading to outgoing ARPU rise of 8.9%.

The prepay segment also continued to fare well in the fourth quarter, with outgoing ARPU up 22.9% year-to-date as a result of successful traffic incentive campaigns, leading to a 22.7% year-on-year increase in MoU.

Total MoU rose by 3.9% compared with the same period in 2006, with cumulative total ARPU up 14.5% year-on-year at 11.9 euros.

Vivo recorded Operating income before depreciation and amortisation (OIBDA) through to December of 588 million euros, an increase of 30.8% on 2006 in local currency. Contributing factors include strong topline growth combined with control over customer management costs, notably the 49.3% year-on-year reduction in bad debts in local currency. This in turn evidences the strict control exercised over new customer acquisitions in the campaigns. These controls were sufficient to offset higher commercial expenses.

The OIBDA margin in 2007 was 24.5%, up 2.7 percentage points on 2006, improving by 5.6 percentage points year-on-year in the final quarter to 25.6%. Excluding the impact of the elimination of the Bill&Keep rule, OIBDA growth in 2007 would have been 30.6%, with a margin of 27.4%.

In 2007 the company achieved full national coverage, winning thirteen of the fifteen 1900 licences auctioned in September, and the entirety of the J band in the 3G licence auction carried out by Anatel last December. This means it can now guarantee service quality in the areas with heaviest traffic. Also, Vivo is awaiting the final green light from Anatel to acquire Telemig, although the company agreed the sale of the Amazonía shares to Telemar in December.

ARGENTINA

Telefónica maintained its leadership in its operating area in 2007, to reach 19.5 million accesses, a year-on-year growth of 15.8%. This increase was underpinned by the sharp growth in cellular customers, up by 22.6% vs. December 2006 to more than 13.7 million, and by broadband accesses, which totalled 819,000, 58.3% more than in 2006. This strong operating performance is reflected in the financial data, with revenues rising by 15.7% in local currency vs. 2006 to 2,264 million euros. Operating income before depreciation and amortisation (OIBDA) rose 8.0% year-on-year in local currency to 773 million euros in 2007, reaching an OIBDA margin of 32.9%. CapEx stood at 289 million euros (243 million euros in 2006). This higher investment is due to the development of broadband and new businesses, as well as the increase in wireless network capacity.

TELEFÓNICA DE ARGENTINA

Telefónica de Argentina had 5.7 million accesses at the end of 2007, up 2.1% on 2006. This figure was underpinned by the 58.3% growth in retail broadband accesses to 819,000, which offset the slight fall in wireline accesses (-1.3%).

Total voice traffic remained stable year-on-year despite the sharp growth in the company’s cellular business in the country. The falls in local (-5.6% vs. 2006) and interconnection (-4.8% vs. 2006) fixed-to-fixed traffic were offset by the healthy performance of mobile-to-fixed interconnection traffic (+27.4% vs. 2006). Intelligent network traffic improved throughout 2007 (+51.1% vs. 2006) while public use telephony traffic fell by –20.8% vs 2006.

Revenues in the fixed line business came to 984 million euros in 2007, a year-on-year growth of 9.9% in local currency terms, with the traditional wireline business contributing 45% of this growth, the Internet business contributing 40%, and data and IT businesses accounting for the remainder.

Traditional revenues rose 5.4% in local currency in 2007, reflecting the strong uptake of flat rate plans, strong traffic (mobile to fixed interconnection) and momentum in value added services and the sale of equipment. Bundle revenue growth was underpinned mainly by local fixed-to-fixed calling plans on the back of strong uptake for the flat-rate per call plan launched in mid-2006, whose performance in 2007 exceeded all expectations. Higher interconnection revenues were driven primarily by traffic generated by mobile operators and incoming international traffic.

Internet and broadband revenues were up by 34.8% vs. 2006, accounting for 14% of total revenues. The broadband business was the main growth driver in 2007 with revenues up 45.7% in local currency and 819,000 accesses at the end of December, 1.6 times the number in December 2006; this offsets the fall in narrowband revenues. Broadband was boosted by the launch of the DUO plan (a flat rate plan bundling voice and broadband) in the last quarter of 2006 with 34% of broadband users currently using this plan.

Thanks to higher revenues from virtual private networks, turnkey projects and satellite services, data and information technology business lines continued to make heavy inroads (20.8% in local currency vs. 2006).

Operating expenses grew 30.6% year-on-year in local currency in 2007. This was largely due to the increase in personnel expenses (+68.5% in local currency) caused by salary rises and payments in connection with the personnel reorganization plan launched during the second half of 2006, which gathered pace in the second half of 2007. Personnel reorganization costs stood at 90 million euros in 2007 (67 million euros in the fourth quarter of 2007), with the departure of 741 personnel in 2007 accounting for 50 million euros of this sum; remaining 40 million euros correspond to reorganization to be executed in the coming months. Stripping out these personnel reorganization costs, operating expenses would have grown by 14.3% vs. 2006 and personnel costs by 18.7%. Supply costs rose 22.3% in local currency in 2007, driven up by higher equipment rental and higher purchases of equipment for resale. External service expenses rose 7.7% year-on-year in local currency due to the rise in activity (customer services, advertising, commissions and logistics and distribution), as well as price increases across various services including rents, energy and supplies, which do not offset other cost savings (general costs and temporary works).

The ratio of bad debt to revenues stood at 0.9%, 0.4 percentage points higher than in 2006 due to the impact of the strike action which meant lower collection activity during the troubles. However, sound management over this period permitted a reduction in the ratio of 1.1% reported in September 2007. Prepay and controlled consumption segments accounted for 25% of the total, down slightly compared with previous quarters.

Telefónica de Argentina’s operating income before depreciation and amortisation (OIBDA) fell 13.3% year-on-year in local currency in 2007 to 356 million euros. This fall was chiefly attributable to the higher personnel expenses detailled earlier. Stripping out the personnel reorganization expenses, OIBDA would have grown by 6.2% vs. 2006 in local currency. The 2007 OIBDA margin stood at 30.9% (39.0% in 2006). Stripping out the impact of these expenses, the OIBDA margin would have reached 38.7% in 2007 (39.9% in 2006).

CapEx amounted to 165 million euros, a 30.3% increase in local currency on 2006. Investment was primarily earmarked for the development of broadband and new businesses.

TEM ARGENTINA

The Argentine cellular market continued to grow at a strong pace in 2007, boosting estimated penetration to over 97% at December 2007 (+20 percentage points higher than at December 2006), ending the year with the highest penetration in Latin America.

Net adds in TEM Argentina in the fourth quarter of 2007 stood at 656,269 new customers. Over the year as a whole, churn was down on 2006 (1.7%, -0.3 percentage points vs. 2006), boosting net adds in the year to more than 2.5 million (compared with almost 2.9 million in 2006). It is noteworthy the strong focus in contract customer acquisition during 2007 and the fourth quarter of 2007, adding along the year 1.1 million customers (+68.5% vs. 2006), weighting the contract net adds in the fourth quarter 2007 more than 58% of the total. The company ended the year with almost 13.7 million customers, a 22.6% increase vs. the customer base at year-end 2006. GSM customers now account for 86.5% of the total customer base (+13.3 percentage points from December 2006).

Revenues hit the 1,353 million euro mark in 2007, an 18.7% year-on-year increase in local currency. The sound performance of service revenues, up 21.4% in local currency vs. 2006, drove growth.

Revenue growth, coupled with lower unit commercial costs and customer management expenses as well as lower network expenses, translated into an increase in operating income before depreciation and amortisation (OIBDA) of 36.5% year-on-year in local currency to 418 million euros. This left the OIBDA margin in 2007 at 30.9%, 4.1 percentage points higher than the previous year’s figure.

CapEx in 2007 totaled 123 million euros, an increase of 33.2% in local currency from 2006 due to the increase of the network capacity.

CHILE

At the end of 2007 Telefónica Latinoamérica managed a total of 9.4 million accesses in Chile, 9.6% more than in December 2006, underpinned by growth in cellular accesses (+10.6% to 6.3 million), and, to a lesser extent, an increase in retail broadband Internet accesses (+30.6% to 646,000) and pay TV (+133.4% to 220,000), while wireline telephony accesses fell 1.5% to 2.2 million.

Telefónica Latinoamérica’s revenues in Chile totalled 1,814 million euros in 2007, a year-on-year increase of 14.3% in local currency. Revenues were fostered by the strong growth in the cellular telephony, broadband and TV businesses, which offset the decline in the traditional wireline telephony business. Operating income before depreciation and amortisation (OIBDA) in 2007 totalled 716 million euros, up 8.2% in local currency vs. 2006 due to higher OIBDA in the cellular business which offset the drop in the results of the wireline business.

Telefónica Latinoamérica continues to invest heavily in Chile. CapEx in 2007 totalled 418 million euros, an increase of 32.3% in local currency from 2006. Main investments continue concentrating into the fastest growing businesses: mobile telephony, ADSL and pay TV.

TELEFÓNICA CHILE

At the end of 2007 Telefónica Chile managed a total of 3.1 million accesses, 7.5% more than in 2006. Telefónica Chile’s wireline accesses fell by 1.5% from 2006, though the quarterly loss in wireline accesses has notably decreased (just 300 accesses in the fourth quarter compared with almost 29,000 in the first, 3,000 in the second and 1,700 in the third). Telefónica Chile remains the market leader with an estimated share of 65% in lines.

Broadband and pay TV accesses continued to grow. The commercial focus was on customer loyalty by pushing the DUO and TRIO bundles, packages which additionally increase ARPU. Telefónica Chile managed 646,000 retail broadband Internet accesses at the end of 2007, maintaining its leadership of the Chilean broadband market with an estimated 50% market share.

Telefónica Chile is still growing the pay TV business, reaching 220,000 subscribers by the end of 2007. After eighteen months of operations, Telefónica Chile has established itself as the second ranking pay TV operator in the country with an estimated market share of 17%. In June 2007 the company launched its IPTV service in certain areas of Santiago, becoming the first company to do so in Latin America. In addition, new services on the DTH platform, such as new decoders equipped with personal video recorders, were launched in the final months of the year.

The competitive landscape in telephony in Chile is marked by a significant fixed to mobile substitution effect. Triple play is the cornerstone of Telefónica Chile’s strategic focus, aiming to increase the number of services per customer and accordingly, ARPU. In this way the operator continued to offset the contraction of its traditional telephony business with revenue growth in broadband and pay TV services. Revenues in 2007 totalled 974 million euros, a year-on-year increase of 4.0% in local currency. The launch of TV services in June 2006 and the increased broadband penetration drove a 79.7% increase in Internet and broadband revenues in local currency, offsetting the lower revenues from its traditional business (-5.8% in local currency). Internet and broadband accounted for 18.5% of the operator’s total revenues in 2007, 7.8 percentage points more than in 2006, while the weighting of its traditional business fell to 75% (-7.8 percentage points from 2006).

Operating expenses grew 8.9% in local currency vs. the same period in 2006. The highest increases were in external services (+19.3%), driven by higher commercial activity and improved service quality and customer services. Personnel expenses rose by 4.4% in local currency, primarily as a result of the enactment of the new Chilean Subcontracting Law. Stripping out personnel reorganization expenses, which fell by 65.1% in local currency, personnel expenses rose by 13.8% due to the impact of this law. Supply costs were up 2.1% in local currency, with the increase in expenditure on TV content and satellite capacity offset by lower interconnection costs, especially in fixed-mobile traffic. Bad debt provisions over revenues ratio in 2007 was 2.9%.

Operating income before depreciation and amortisation (OIBDA) fell 5.3% in local currency in 2007 to 368 million euros.

CapEx totalled 198 million euros, an increase of 30.1% in local currency from 2006, driven mainly by sharp growth in satellite TV services (DTH), the launch of IPTV, growth in the ADSL access base and initiatives designed to enhance network quality.

TEM CHILE

The Chilean market grew strongly again during 2007 with estimated penetration up 8 percentage points to 90%.

Telefónica Móviles Chile remains market leader with over 6.3 million customers at the end of 2007, boosted by net adds of 602,457 customers over the year. Growth in the customer base was driven by net adds to the GSM service, which accounted for 89% of the total, 17 percentage points more than in December 2006. The number of contract customers rose by 31.4% year-on-year to 1.5 million, accounting for more than 60% of net adds in the year, though growth in the prepay customer base picked up in the final quarter (+5.2% year-on-year vs +2.2% to September ). The customer base increased 10.6% year-on-year (+7.7% to September). A highlight in December 2007 was the launch of the 3G network.

Revenues for 2007 totalled 930 million euros, a year-on-year increase of 25.5% in local currency. Service revenues jumped 23.0% in local currency compared to 2006, driven by growth in ARPU, which rose 12.7% in local currency, and continues increasing its growth rate quarter after quarter (+8.4%, +10.5% and +11.6% in local currency in the first, second and third quarters respectively. This trend is underpinned by migration to GSM technology, growth in the contract customer base (24.5% of the customer base in December 2007 vs. 20.6% in December 2006), plan upgrades and the sale of minute bundles and value added services.

Operating income before depreciation and amortisation (OIBDA) rose 27.3% in local currency in 2007 to 348 million euros, fuelled by the strong growth in revenues. Thanks to this operating efficiency, the OIBDA margin jumped 0.5 percentage points to 37.5% in 2007 despite increased commercial efforts in light of the market aggressiveness and despite the initiatives towards technology and segment migration.

CapEx in 2007 totalled 220 million euros, an increase of 34.5% in local currency from 2006.

PERÚ

At the end of the year, accesses in Peru stood at 12.2 million, an increase of 39.8%, year-on-year driven by the 58.5% increase in mobile accesses, 8.1 million accesses at the end of the period, especially in the prepay segment. Also noteworthy is the growth in accesses from the IRIS project, collaboration between wireline and wireless operators launched in March 2007, with the aim of boosting the penetration of wireline telephony, and the growth in broadband and TV accesses.

Telefónica’s revenues in Peru hit the 1,513 million euros mark in 2007, a 10.5% year-on-year increase in local currency. This strong revenue growth was primarily driven by outgoing revenues in the prepay segment of its wireless business and broadband services and by television in its wireline business.

Operating Income before depreciation and amortisation (OIBDA) stood at 469 million euros at the end of 2007, down 15.6% year-on-year in local currency due to the decline in OIBDA in the wireline business (-28.6%) resulting from the registration of 104 million euros in the fourth quarter in provisions for the personnel reorganization that was started in 2007 and will be implemented along 2008. In 2007, the total provision for the personnel reorganization programme amounted to 105 million euros. OIBDA margin in 2007 stood at 31.0% compared to 40.6% in 2006. Stripping out the impact of the reorganization programme, the OIBDA would have grown 3.2% year-on-year in local currency and the OIBDA margin would have been 37.9%, 2.7 percentage points lower than previous year’s margin.

CapEx in 2007 totalled 281 million euros, an increase of 35.8% in local currency from 2006. Particularly noteworthy is the major investment in the expansion of the mobile network due to higher traffic levels. As a result, the wireless business accounted for 55% of CapEx.

TELEFONICA DEL PERÚ

Telefónica del Perú had total accesses of 4.0 million in 2007, an increase of 13.0% year-on-year, thanks to the surge in fixed wireless telephony and broadband accesses. Fixed telephony accesses, which stood at 2.8 million in December (+11.3%), grew over the year as a result of the strength of fixed wireless telephony accesses, which totalled 228,584 lines. Broadband accesses grew by 22.1% to 572,088 users. In addition, TV accesses totalled 640,045 users recording a growth of 14.9% primarily due to satellite subscribers.

Voice traffic advanced by 7.2% in 2007, slightly below the cumulative growth figure to September 2007 (+8.7%). This deceleration was due to the slight fall in fixed-to-fixed traffic (-0.4%), which was partially offset by the increase in fixed-to-mobile traffic resulting from the greater penetration of wireless telephony; the fall in domestic long distance traffic (-7.4%) resulting from the abolition of pre-selection by default in October and the decline in public telephony traffic which fell further (-34.5%) due to the competition from wireless telephony and informal public call centres. In contrast we highlight the sharp growth in incoming traffic (+39.2%), both wireless and international.

Revenues totalled 1,031 million euros, down 2.0% in local currency from 2006. This is primarily due to the fall in public telephony revenues (-28.6%) and to the lower revenues from the basic telephony service, affected by the cut in tariffs following the agreements made with the government in 2006 and by the decline in revenues from long distance traffic due to the abolition of pre-selection by default in October. In contrast, revenues from broadband (+24.9% in local currency) and television (+24.0% in local currency) continued to rise sharply. Internet and broadband (broadband + narrowband + TV) revenues accounted for 25.2% of total revenues in 2007 (20.2% in 2006).

Operating expenses grew by 19.9% in local currency, due to higher personnel expenses resulting from the registration of the 105 million euros provision related to the personnel reorganization that was started in 2007 and will be implemented along 2008. Stripping out the impact of this reorganization, total operating expenses would have grown by 2.5% year-on-year in local currency. The higher expenses relating directly to the increased commercial activity were offset, by the lower growth in personnel costs excluding those related to personnel reorganization and in interconnection supply and media rental expenses. However, it is also worth highlighting the rise in the bad debt provision (1.8% of revenues) for services provided to the lowest income bracket groups.

Operating Income before depreciation and amortisation (OIBDA) in 2007 was 311 million euros, a year-on-year decline of 28.6% in local currency due to higher spending on the personnel reorganization and higher commercial expenses and costs associated with labour and fiscal eventualities. The 2007 OIBDA margin stood at 30.2%. Stripping out the impact of personnel reorganization expenses, OIBDA would have fallen 4.7% year-on-year in local currency and the OIBDA margin would have been 40.3%, 1.1 percentage points lower than previous year’s margin.

CapEx in 2007 totalled 126 million euros, a decrease of 0.2% in local currency from 2006.

TEM PERÚ

The pace of growth of the Peruvian mobile market accelerated in 2007, with an estimated penetration of 48% at the end of December (+16 percentage points compared to December 2006).

At the year end Telefónica Móviles Perú’s customer base stood at 8.1 million, an increase of 58.5%, year-on-year, with the prepay segment growing by more than 66% year-on-year. Migration to GSM technology continued during the year. At the end of December, GSM customers accounted for 77% of the total, up from 42% at year-end 2006. Telefónica Móviles Perú’s intense commercial activity translated into significant 74.5% year-on-year growth of gross adds in 2007. Additionally, gross adds and net gain achieved during the quarter reached a record level of 1.6 million and 908,230 accesses respectively.

Revenues totalled 603 million euros in 2007, up 40.5% in local currency. Particularly noteworthy was the significant growth in service revenues. Boosted by the outstanding performance throughout the year of outgoing revenues in the prepay segment (+129.9% in local currency in 2007), their growth comfortably outstripped that of the average customer base, showing high elasticity to the promotions made in the prepaid cards top-ups with "Double" and "Triple" play campaigns. Outgoing revenues in the contract segment also grew, although less sharply (+14.6%).

Operating income before depreciation and amortisation (OIBDA) amounted to 158 million euros, a year-on-year rise of 27.3% in local currency, despite the increase in commercial costs due to commercial and marketing campaigns to increase the customer base. The OIBDA margin stood at 26.2%, a drop of 2.7 percentage points compared to 2006.

CapEx stood at 155 million euros at the end of 2007, up 92.3% in local currency compared to 2006, being the bulk of this invested in expanding the network capacity.

COLOMBIA

At the end of December 2007, Telefónica reached 11.0 million accesses in Colombia which translates into growth of 7.7% compared to December 2006.

During the year, revenues from the fixed and mobile businesses reached 1,569 million euros, up 27.9% on 2006 in constant currency, reflecting the first time consolidation of Telefónica Telecom in May 2006 and strong growth in Internet and Broadband revenues and service revenues at the mobile business.

Operating income before depreciation and amortisation (OIBDA) rose 42.5% year-on-year in local currency to 485 million euros. Telefónica Telecom is consolidated in these figures from May 2006. The OIBDA margin for the period stood at 30.9% (+3.2 percentage points from December 2006).

TELEFÓNICA TELECOM3

Telefónica Telecom reached a total of 2.6 million accesses at 31 December 2007, up 7.1% year-on-year, with an almost three-fold increase in the number of broadband users since December 2006 (a total of 200,271 accesses at 31 December 2007); which offsets the drop in wireline accesses (-1.3% year-on-year).

3 T. Telecom has been fully consolidated in the Telefónica Group from May 2006. Published variations are based on proforma 2006 figures.

The Satellite TV product was launched at the start of the year. This key product, which enables Telefónica Telecom to launch ‘Trio’ triple play bundles (voice, broadband and TV), had 72,930 TV customers at the end of December 2007.

Revenues for the wireline telephony business reached 739 million euros in 2007, representing 8.1% growth in local currency, driven mainly by Internet and Broadband growth (+ 100.3% year-on-year in local currency). The contribution from this business to total revenues increased to 8.8% in 2007 from 4.7% in December 2006. The strong growth in broadband revenues (+165.4% year-on-year in local currency) offset the drop in the narrowband business (-22.8% in revenues in local currency) due to the migration to broadband. The company extended broadband coverage to new towns and cities in 2007 and cemented its position in areas where it maintains a leadership position. The broadband business was also boosted by marketing bandwidth upgrades to corporate customers.

Operating expenses in 2007 rose 16.0% year-on-year in local currency, pushed up by increases in supplies and bad debt provisions. Personnel expenses increased by 17.4% in local currency impacted by a provision of 3.2 million euros registered due to the personnel reorganization of the company initiated in 2007 and in force throughout 2008. Excluding the impact of this provision, personnel expenses would have rose by 13.4%.

Operating income before depreciation and amortisation (OIBDA) amounted to 299 million euros, which represents year-on-year growth of 16.0% in local currency, driven largely by the strategic commitment to broadband. Excluding the impact of the personnel reorganization provision, OIBDA would have rose by 16.9%.

CapEx to 31 December 2007 stood at 180 million euros. The bulk of this was invested in deploying broadband and a series of regional systems projects.

TEM COLOMBIA

The Colombian cellular market ended 2007 with 32.3 million customers, although growth is slowing, reaching an estimated penetration of 75% on December 2007, up 8 percentage points from 2006.

In 2007 the company focused on its commercial restructuring, registering sharp increases in its capillarity and higher productivity, screening and reactivating customers and expanding its GSM coverage. Also, the company continued to work on a commercial offering with similar price schemes regardless of call destination.

Gross adds increased by 61.1% in the fourth quarter of 2007 compared with the same period a year earlier and fell by 8.4% over the year. This was a result of the cut in subsidies from the final quarter of 2006 following the aggressive commercial campaigns carried out until then. Churn in 2007 stood at 3.7% , 0.6 percentage points up year-on-year, due to the disconnection of low value customers who were signed up in the aggressive campaigns carried out in 2006. Churn in the fourth quarter was 2.5%, -1.0 percentage point compared to the fourth quarter of 2006. As a result, net adds in 2007 totalled 820,532 customers, leaving the customer base at 8.4 million at 31 December 2007 (up 7.9% compared to December 2006). Of this total, 81.4% were GSM customers (+21.8 percentage points on 2006).

Revenues in 2007 amounted to 869 million euros, up 7.4% year-on-year in local currency. Service revenues climbed 13.4% in local currency compared to 2006, which is above the growth of the average customer base despite the impact of the reduction in interconnection rates from December 2007.

Operating income before depreciation and amortisation (OIBDA) rose 30.0% year-on-year in local currency to 186 million euros in 2007. The OIBDA margin stood at 21.4% in 2007, up 3.7 percentage points from 2006. Telefónica Móviles Colombia made a provision of 2.5 million euros in the fourth quarter of 2007 for personnel reorganization initiated in 2007 and in force throughout 2008. Excluding the impact of this provision, OIBDA growth would have stood at 31.7% and OIBDA margin would have reached 21.7%.

CapEx in 2007 stood at 180 million euros.

MÉXICO

Growth in the Mexican market accelerated yet again, with the penetration rate reaching an estimated 64% by December 2007 (up 11 percentage points vs. December 2006).

The focus of Telefónica Móviles México’s commercial activity in the fourth quarter was its Christmas Campaign, with the company again launching innovative products to make up a competitive commercial offer that met customer expectations. In addition, the development of its commercial network and ongoing improvements to the quality of its network, enabled the company to maintain robust growth in its commercial activity.

The customer base of Telefónica Móviles México stood at 12.5 million at the end of December 2007 (of which 700,000 were contract customers), an increase of 46.6% from December 2006. This growth was underpinned in the fourth quarter by the introduction of a competitive and flexible commercial offer in the prepay segment, "Movistar Pagamenos" ("Movistar pay less"), which enabled the company to achieve over 2.3 million gross adds in the period, a 30.8% increase on the same period in 2006. Gross adds totalled almost 7.3 million in 2007, up 42.7% on 2006.

With regard to churn, the significantly higher quality of the gross adds acquired in 2007 along with the introduction of lower top-up amounts, led to a year-on-year improvement in churn to reach 2.5% in the fourth quarter of 2007 (-0.4 percentage points vs. the fourth quarter of 2006), and in line with the figure recorded in the third quarter of 2007.

As a result of the strong customer gross adds and improved churn, net adds in the fourth quarter were approximately 1.5 million, signalling year-on-year growth of 32.0%. Cumulative net adds for 2007 totalled almost 4.0 million, 1.8 times the figure recorded in 2006.

With regard to usage, although more than a year has passed since the launch of the commercial offer that introduced the new concept of "Fixed rate per call", traffic growth remains buoyant. Outgoing and on-net traffic have grown substantially compared to the fourth quarter of 2006, albeit at slower rates than in previous quarters. As a result, fourth quarter MoU reached 164 minutes, a year-on-year increase of 56.6%, and fourth quarter 2007 ARPU grew by 5.4% in local terms year-on-year to 9.2 euros. ARPU growth in local currency for the full year stood at 15.8%.

The company’s strong business momentum fuelled a 56.4% year-on-year increase in revenues in local currency in the fourth quarter of 2007 to 420 million euros and a 58.5% year-on-year increase in 2007 to 1,431 million euros. This growth was underpinned by strong service revenues, both in the fourth quarter of 2007 (+55.9% year-on-year) and in 2007 as a whole (+65.4% vs. 2006). This outstripped growth of the company’s customer base (+46.6%) in both periods, underscoring the higher quality of its customers and increased usage.

The strong performance of service revenues was fuelled by higher outgoing and incoming revenues, both underpinned by the introduction of the national calling party pays service in November 2006. Growth in outgoing revenues in local currency slowed in the fourth quarter to 67.7% year-on-year, while cumulative growth stood at 82.1% due to the steady year-on-year growth in on-net traffic. Meanwhile, the launch of the national calling party pays service drove a 31.4% increase in incoming traffic revenues in the fourth quarter vs. the fourth quarter of 2006 and a rise of 42.9% in 2007 compared with 2006.

Operating income before depreciation and amortisation (OIBDA) in the fourth quarter reflected both solid revenue growth and the efficiency gains achieved thanks to economies of scale. Despite the intense commercial activity in the fourth quarter, OIBDA totalled 66 million euros compared with the figure of 22 million euros reported in the fourth quarter of 2006. As a result, the OIBDA margin increased by 8.3 percentage points to 15.7% in the fourth quarter. OIBDA in 2007 stood at 179 million euros, a margin of 12.5% compared with an operating loss of 11 million euros in 2006.

CapEx in 2007 amounted to 230 million euros compared with 180 million euros in 2006, as a result of the capacity expansion carried out to manage increases in traffic. Operating cash flow (OIBDA-CapEx) came to -51 million euros in 2007, a significant improvement on the 2006 figure of -191 million euros.

VENEZUELA

Penetration in the Venezuelan cellular market stood at an estimated 85% in December 2007, up 15 percentage points from December 2006.

Telefónica Móviles Venezuela’s commercial strategy during the fourth quarter was designed around broadening the range of handsets on offer vs. its competitors, offering certain models on an exclusive basis. The operator also launched new plans in the prepay segment. These so-called "A tu medida" personalised plans enable customers to adapt the package to their specific needs. Customers can add on to the basic usage plan additional plans, such as higher on-net traffic plans, calls to other operators, flat rate text messages or data download packages, depending on their individual preferences.

As a result, Telefónica Móviles Venezuela’s customer base stood at over 10.4 million (+18.2% year-on-year) at the end of 2007, recording net adds of over 1.6 million new lines in the year. Since the GSM network was launched at the beginning of the year, GSM gross adds have accounted for 61% of the total and GSM customers made up over 35% of the total cellular customer base at December 2007.

This rapid migration of the customer base to GSM technology is behind the 0.6 percentage point increase in churn to 2.6% in the fourth quarter of 2007 vs. the fourth quarter of 2006.

Revenues in 2007 totalled 2,392 million euros (+27.8% vs. 2006 in local currency), driven by higher growth in service revenues (+27.1% year-on-year) than in the customer base. It is noteworthy the 1.4% increase in ARPU, underpinned by the 4.1% growth in outgoing ARPU, which offsets the 34% cut in interconnection rates implemented last July.

Operating income before depreciation and amortisation (OIBDA) reached 1,060 million euros in 2007, 42.0% higher than the 2006 figure in local currency, owing to growth in revenues and to lower unit costs for GSM handsets. This enabled the OIBDA margin to rise by 4.4 percentage points year-on-year to 44.3%.

CapEx totalled 370 million euros in 2007 (232 million euros in 2006) as a result of the major investment in the roll-out of the GSM network and the acquisition of a licence to provide service on the 1900 MHz band for 88 million euros.

CENTRAL AMERICA

Telefónica Móviles de Centroamérica (Panama, Guatemala, El Salvador and Nicaragua) substantially stepped up its commercial activity in 2007 compared to 2006, once again especially in Guatemala.

At the end of 2007, estimated penetration of the Central American market stood at 69% (up 23 percentage points on 2006). Against this backdrop, Telefónica Móviles de Centroamérica’s customer base rose 37.8% year-on-year to 5.3 million (268,186 fixed wireless and 381,230 contract customers). Growth was fuelled by the effectiveness of commercial campaigns carried out throughout the year, focused on traffic promotions and flat tariff plans (with a very competitive average charge per minute) that increase usage. Also, the Christmas campaigns and Mother’s Day campaign (in Panama) drove a 25.0% year-on-year increase in gross adds in the fourth quarter. As a result, net adds in the fourth quarter stood at 400,681 customers, up 51.4% on the same quarter in 2006. Net adds in 2007 stood at 1,448,530.

At the operating level, traffic growth was once again robust, especially outgoing, buoyed by the promotional plan which encourages prepay usage and the application of a very economical flat-rate tariff for customers. Consequently, outgoing MoU increased by 18.5% year-on-year in 2007 to 86 minutes.

As a result of the company’s healthy commercial performance, revenues in 2007 totalled 585 million euros, up 15.9% year-on-year in constant terms. Service revenues (up 10.3% compared to. the fourth quarter of 2006) continued to follow the positive trend marked in previous quarters, growing by 16.9% in constant currency on. 2006. This strong performance of service revenues in 2007 was chiefly underpinned by higher outgoing revenues (+28.9% in constant terms on 2006), which in turn were buoyed by the robust growth in on-net traffic (+76.3% compared to the same period in 2006).

Despite the increase in commercial activity, Operating income before depreciation and amortisation (OIBDA) reached 236 million euros in 2007, a 26.7% year-on-year increase in constant terms. The OIBDA margin stood at 40.3% in 2007, an improvement of 3.5 percentage points from 2006.

In 2007, CapEx totalled 133 million euros, a 35.0% year-on-year increase in constant currency. The bulk of this investment was allocated to boosting the capacity and coverage of the region’s wireless network.

ECUADOR

The Ecuadorian cellular market experienced strong growth in 2007, with an estimated penetration of 70% by the end of the year, 9 percentage points higher than a year earlier.

Telefónica Móviles Ecuador’s customer base at the end of December 2007 stood at 2.6 million. Of this number, 70.3% were GSM customers (+18.8 percentage points on 2006). Especially noteworthy is the sharp growth in the number of customers on the "movistar tariff" and "multicolour" (preferential tariffs for on-net and off-net calls respectively), which totalled around one million in December 2007 (a ten-fold increase on the beginning of the year).

Revenues at December 2007 stood at 291 million euros, up 9.5% in local currency compared to 2006. Service revenues rose 0.2% in local currency year-on-year, showing a shift in the previous trend (14.1% growth in the fourth quarter of 2007 compared to the year-on-year fall of 3.9% reported in September 2007) largely attributable to the improvement in outgoing revenues in the contract segment (+8.8% on 2006).

Operating income before depreciation and amortisation (OIBDA) rose 24.8% year-on-year in local currency to 73 million euros in 2007. The 2007 OIBDA margin stood at 25.1%, 3.1 percentage points higher than in 2006.

CapEx in 2007 totalled 60 million euros, up 36.8% in local currency compared to the previous year in order to service the sharp increase in traffic being carried by the operator.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES

Telefónica International Wholesale Services (TIWS) again put in a strong performance in the fourth quarter, reporting significant growth in its key operating and financial figures in the year. Revenues in 2007 totalled 275 million euros, a year-on-year increase of 22.4% in constant euros.

Of the company’s main business lines, International IP capacity revenues grew 18.0% year-on-year in constant euros, underpinned by the growth of Telefónica Group’s broadband business in the region, to 137 million euros (50% of TIWS’ total revenues). Revenues from the sale of international bandwidth capacity also grew sharply (+46.5% in constant euros), VPNs (+32.1%) and satellite services (+27.3%).

The growth in revenues pushed up Operating income before depreciation and amortisation (OIBDA) to 88 million euros (+13.9% in constant euros); the OIBDA margin stood at 31.9%.

TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)
	2006	2007
	December	March	June	September	December	% Chg y-o-y
Final Clients Accesses	114,604.4	116,905.7	121,773.0	126,423.0	134,041.8	17.0
Fixed telephony accesses (1)	23,916.9	23,810.9	23,894.7	24,027.4	23,946.3	0.1
Internet and data accesses	6,723.7	6,757.6	6,467.8	6,803.4	6,954.8	3.4
Narrowband (2)	2,813.5	2,615.3	1,989.8	2,000.6	1,815.6	(35.5)
Broadband (3) (4)	3,780.3	4,045.6	4,380.4	4,703.5	5,035.9	33.2
Other	130.0	96.7	97.6	99.3	103.4	(20.4)
Mobile accesses	83,298.4	85,637.0	90,610.9	94,712.1	101,976.9	22.4
Contract	67,329.9	69,112.7	73,654.3	77,117.4	83,162.9	23.5
Pre-Pay	14,705.4	15,208.7	15,582.9	16,210.8	17,379.3	18.2
Fixed Wireless	1,263.1	1,315.5	1,373.7	1,384.0	1,434.7	13.6
Pay TV	665.3	700.1	799.6	880.0	1,163.8	74.9
Wholesale Accesses	65.9	64.6	64.5	64.1	62.6	(5.1)
Total Accesses	114,670.3	116,970.3	121,837.5	126,487.1	134,104.4	16.9
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala and Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and Telefónica de Argentina ISP in the North part of the country.

TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2007	2006	% Chg	2007	2006	% Chg
Revenues	20,078	18,089	11.0	5,402	4,847	11.4
Internal exp capitalized in fixed assets (1)	105	109	(4.3)	36	37	(4.1)
Operating expenses	(13,422)	(11,814)	13.6	(3,783)	(3,128)	20.9
Other net operating income (expense)	363	227	59.9	163	42	n.m.
Gain (loss) on sale of fixed assets	(3)	13	c.s.	(6)	14	c.s.
Impairment of goodwill and other assets	0	(53)	n.m.	0	(52)	n.m.
Operating income before D&A (OIBDA)	7,121	6,571	8.4	1,812	1,761	2.9
Depreciation and amortization	(3,559)	(3,671)	(3.0)	(1,010)	(919)	9.8
Operating income (OI)	3,562	2,900	22.8	802	841	(4.7)
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
(1) Including work in process.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)
	2006	2007
	December	March	June	September	December	% Chg y-o-y
BRAZIL
Final Clients Accesses	44,716.9	44,599.1	45,344.4	46,607.3	48,963.1	9.5
Fixed telephony accesses (1)	12,107.1	12,033.6	12,031.3	12,019.0	11,960.0	(1.2)
Internet and data accesses	3,556.8	3,535.2	3,072.6	3,259.5	3,288.6	(7.5)
Narrowband	1,856.6	1,786.3	1,201.1	1,262.3	1,155.9	(37.7)
Broadband (2)	1,608.2	1,690.8	1,813.0	1,937.3	2,069.6	28.7
Other	92.0	58.1	58.6	59.9	63.1	(31.4)
Mobile accesses	29,053.1	29,030.3	30,240.5	31,320.2	33,483.5	15.2
Pre-Pay	23,543.4	23,377.0	24,549.4	25,456.8	27,236.4	15.7
Contract	5,509.6	5,653.2	5,691.1	5,863.5	6,247.1	13.4
Pay TV	0.0	0.0	0.0	8.5	230.9	n.m.
Wholesale Accesses	38.4	38.9	38.1	37.4	37.4	(2.6)
Total Accesses	44,755.3	44,638.0	45,382.5	46,644.7	49,000.5	9.5

ARGENTINA
Final Clients Accesses	16,809.4	17,464.1	18,112.1	18,812.2	19,462.1	0.2
Fixed telephony accesses (1)	4,636.3	4,627.9	4,633.5	4,633.1	4,578.2	(0.0)
Internet and data accesses	973.7	1,023.2	1,069.5	1,101.3	1,149.9	0.2
Narrowband	439.2	418.0	392.9	363.6	312.2	(0.3)
Broadband (2)	517.7	588.1	659.0	719.7	819.3	0.6
Other	16.8	17.1	17.7	18.1	18.4	0.1
Mobile accesses	11,199.4	11,813.0	12,409.1	13,077.8	13,734.0	0.2
Pre-Pay	7,315.8	7,753.1	8,112.8	8,553.1	8,836.0	0.2
Contract	3,742.9	3,925.8	4,169.9	4,410.4	4,793.7	0.3
Fixed wireless	140.7	134.2	126.3	114.3	104.3	(0.3)
Wholesale Accesses	7.3	7.6	8.7	8.9	9.3	0.3
Total Accesses	16,816.6	17,471.7	18,120.8	18,821.2	19,471.4	0.2

CHILE
Final Clients Accesses	8,538.4	8,670.5	8,909.3	9,077.8	9,361.7	0.1
Fixed telephony accesses (1)	2,206.2	2,177.4	2,174.4	2,172.7	2,172.4	(0.0)
Internet and data accesses	557.7	597.3	636.0	656.0	686.8	0.2
Narrowband	53.3	59.0	52.5	40.1	31.8	(0.4)
Broadband (2)	494.5	528.2	574.1	606.9	646.0	0.3
Other	10.0	10.0	9.5	9.0	8.9	(0.1)
Mobile accesses	5,680.2	5,766.8	5,927.5	6,051.9	6,282.7	0.1
Pre-Pay	4,507.6	4,515.7	4,557.9	4,591.4	4,742.2	0.1
Contract	1,172.7	1,251.1	1,369.6	1,460.5	1,540.5	0.3
Pay TV	94.2	129.1	171.4	197.3	219.9	1.3
Wholesale Accesses	19.9	17.6	17.2	17.3	15.4	(0.2)
Total Accesses	8,558.3	8,688.1	8,926.5	9,095.1	9,377.2	0.1
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)
	2006	2007
	December	March	June	September	December	% Chg y-o-y

PERU
Final Clients Accesses	8,710.9	9,303.2	10,152.5	11,199.0	12,173.8	0.4
Fixed telephony accesses (1)	2,498.5	2,531.2	2,605.7	2,742.1	2,781.9	0.1
Internet and data accesses	525.5	547.4	581.8	608.4	623.1	0.2
Narrowband	47.8	40.3	44.2	42.4	40.3	(0.2)
Broadband (2)	468.5	497.7	527.8	555.9	572.1	0.2
Other	9.2	9.4	9.7	10.2	10.7	0.2
Mobile accesses	5,129.8	5,663.5	6,365.0	7,220.5	8,128.7	0.6
Pre-Pay	4,353.3	4,882.3	5,570.7	6,389.7	7,238.1	0.7
Contract	705.2	711.0	724.4	763.2	829.2	0.2
Fixed wireless	71.3	70.2	70.0	67.7	61.5	(0.1)
Pay TV	557.2	561.1	600.0	628.0	640.0	0.1
Wholesale Accesses	0.4	0.4	0.5	0.5	0.5	0.1
Total Accesses	8,711.4	9,303.6	10,153.0	11,199.5	12,174.3	0.4

COLOMBIA
Final Clients Accesses	10,190.0	9,995.9	10,095.6	10,105.5	10,973.8	0.1
Fixed telephony accesses (1)	2,359.4	2,346.5	2,330.5	2,340.3	2,328.5	(0.0)
Internet and data accesses	70.9	94.3	125.0	167.5	200.3	n.m.
Narrowband	2.9	0.0	0.0	0.0	0.0	n.m.
Broadband (2)	68.0	94.3	125.0	167.5	200.3	n.m.
Other	0.0	0.0	0.0	0.0	0.0	n.m.
Mobile accesses	7,759.7	7,545.2	7,611.8	7,551.5	8,372.1	0.1
Pre-Pay	5,960.5	5,734.6	5,887.0	5,867.4	6,612.9	0.1
Contract	1,799.2	1,810.6	1,724.8	1,684.1	1,759.2	(0.0)
Pay TV	0.0	10.0	28.3	46.2	72.9	n.m.
Wholesale Accesses	0.0	0.0	0.0	0.0	0.0	n.m.
Total Accesses	10,190.0	9,995.9	10,095.7	10,105.5	10,973.8	0.1

MEXICO
Mobile accesses	8,553.2	9,319.6	10,232.8	11,072.7	12,537.6	0.5
Pre-Pay	8,017.8	8,775.0	9,655.2	10,446.9	11,833.7	0.5
Contract	533.4	542.4	574.8	622.6	700.4	0.3
Fixed wireless	2.0	2.2	2.8	3.2	3.6	0.8
Total Accesses	8,553.2	9,319.6	10,232.8	11,072.7	12,537.6	0.5

VENEZUELA
Mobile accesses	8,826.2	9,100.3	9,746.6	9,840.0	10,429.9	0.2
Pre-Pay	7,520.2	7,724.2	8,345.1	8,392.2	8,900.3	0.2
Contract	469.4	495.4	474.7	510.3	533.7	0.1
Fixed wireless	836.6	880.7	926.8	937.5	995.9	0.2
Total Accesses	8,826.2	9,100.3	9,746.6	9,840.0	10,429.9	0.2
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)
	2006	2007

	December	March	June	September	December	% Chg y-o-y

CENTRAL AMERICA (3)
Fixed telephony accesses (1)	109.4	94.4	119.4	120.3	125.3	0.1
Internet and data accesses	26.0	26.0	22.3	22.2	22.0	(0.2)
Broadband (2)	24.1	24.0	20.2	20.0	19.8	(0.2)
Other	1.9	2.0	2.1	2.2	2.2	0.2
Mobile accesses	3,829.5	4,042.1	4,469.4	4,877.4	5,278.1	0.4
Pre-Pay	3,303.1	3,472.5	3,856.6	4,240.8	4,628.6	0.4
Contract	315.6	342.8	366.6	376.7	381.2	0.2
Fixed Wireless	210.9	226.7	246.2	259.8	268.2	0.3
Pay TV	14.0	0.0	0.0	0.0	0.0	n.m.
Total Accesses	3,978.9	4,162.5	4,604.1	5,019.8	5,425.3	0.4

ECUADOR
Mobile accesses	2,490.0	2,481.7	2,645.0	2,653.2	2,582.4	0.0
Pre-Pay	2,133.0	2,116.8	2,275.2	2,272.1	2,177.5	0.0
Contract	355.3	363.3	368.2	379.6	403.6	0.1
Fixed Wireless	1.7	1.6	1.5	1.5	1.3	(0.2)
Total Accesses	2,490.0	2,481.7	2,645.0	2,653.2	2,582.4	0.0

URUGUAY
Mobile accesses	777.3	874.6	963.1	1,047.0	1,147.8	0.5
Pre-Pay	675.3	761.4	844.3	907.0	957.0	0.4
Contract	102.0	113.2	118.8	140.0	190.8	0.9
Total Accesses	777.3	874.6	963.1	1,047.0	1,147.8	0.5
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.
(3) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)
		January - December

		2007	2006	% Chg	% Var Local Cur

BRAZIL	Revenues	7,662	7,238	5.9	3.2
	OIBDA	3,026	3,068	(1.4)	(3.8)
	OIBDA margin	39.5%	42.4%	(2.9 p.p.)
	CapEx	1,087	1,028	5.7	3.1

Telesp	Revenues	5,619	5,565	1.0	(1.5)
	OIBDA	2,438	2,632	(7.4)	(9.7)
	OIBDA margin	43.4%	47.3%	(3.9 p.p.)
	CapEx	729	639	14.0	11.2

Vivo	Revenues	2,396	2,005	19.5	16.5
	OIBDA	588	438	34.1	30.8
	OIBDA margin	24.5%	21.9%	2.7 p.p.
	CapEx	358	389	(8.0)	(10.2)

ARGENTINA	Revenues	2,264	2,163	4.7	15.7
	OIBDA	773	792	(2.3)	8.0
	OIBDA margin	32.9%	35.1%	(2.2 p.p.)
	CapEx	289	243	19.0	31.5

Telefónica de Argentina	Revenues	984	989	(0.6)	9.9
	OIBDA	356	453	(21.5)	(13.3)
	OIBDA margin (1)	30.9%	39.0%	(8.1 p.p.)
	CapEx	165	140	17.9	30.3

TEM Argentina	Revenues	1,353	1,260	7.4	18.7
	OIBDA	418	339	23.5	36.5
	OIBDA margin	30.9%	26.9%	4.1 p.p.
	CapEx	123	102	20.5	33.2

CHILE	Revenues	1,814	1,706	6.4	14.3
	OIBDA	716	711	0.7	8.2
	OIBDA margin	39.5%	41.7%	(2.2 p.p.)
	CapEx	418	339	23.2	32.3

Telefónica Chile	Revenues	974	1,006	(3.2)	4.0
	OIBDA	368	417	(11.8)	(5.3)
	OIBDA margin	37.7%	41.4%	(3.7 p.p.)
	CapEx	198	163	21.1	30.1

TEM Chile	Revenues	930	796	16.8	25.5
	OIBDA	348	294	18.5	27.3
	OIBDA margin	37.5%	36.9%	0.5 p.p.
	CapEx	220	176	25.1	34.5
OIBDA is presented after management fees.
(1) Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)
		January - December

		2007	2006	% Chg	% Var Local Cur

PERU	Revenues	1,513	1,428	6.0	10.5
	OIBDA	469	579	(19.0)	(15.6)
	OIBDA margin	31.0%	40.6%	(9.6 p.p.)
	CapEx	281	216	30.3	35.8

Telefónica del Perú (2)	Revenues	1,031	1,097	(6.0)	(2.0)
	OIBDA	311	454	(31.5)	(28.6)
	OIBDA margin	30.2%	41.4%	(11.2 p.p.)
	CapEx	126	132	(4.3)	(0.2)

TEM Perú	Revenues	603	447	34.8	40.5
	OIBDA	158	129	22.1	27.3
	OIBDA margin	26.2%	28.9%	(2.7 p.p.)
	CapEx	155	84	84.5	92.3

COLOMBIA	Revenues	1,569	1,182	32.8	27.9
	OIBDA	485	328	47.9	42.5
	OIBDA margin	30.9%	27.7%	3.2 p.p.
	CapEx	360	333	8.3	4.3

Telefónica Telecom (3)	Revenues	739	417	n.c.	n.c.
	OIBDA	299	189	n.c.	n.c.
	OIBDA margin	40.4%	45.4%	(5.0 p.p.)
	CapEx	180	140	n.c.	n.c.

TEM Colombia	Revenues	869	779	11.5	7.4
	OIBDA	186	138	34.9	30.0
	OIBDA margin	21.4%	17.7%	3.7 p.p.
	CapEx	180	192	(6.4)	(9.9)

MEXICO (TEM Mexico)	Revenues	1,431	988	44.8	58.5
	OIBDA	179	(11)	c.s.	c.s.
	OIBDA margin	12.5%	(1.1%)	13.7 p.p.
	CapEx	230	180	27.8	39.9

VENEZUELA (TEM Venezuela)	Revenues	2,392	2,041	17.2	27.8
	OIBDA	1,060	815	30.1	42.0
	OIBDA margin	44.3%	39.9%	4.4 p.p.
	CapEx	370	232	59.1	73.6

CENTRAL AMERICA (4)	Revenues	585	556	5.3	n.c.
	OIBDA	236	205	15.3	n.c.
	OIBDA margin	40.3%	36.8%	3.5 p.p.
	CapEx	133	108	22.5	n.c.

ECUADOR (TEM Ecuador)	Revenues	291	290	0.4	9.5
	OIBDA	73	64	14.4	24.8
	OIBDA margin	25.1%	22.0%	3.1 p.p.
	CapEx	60	48	25.4	36.8
OIBDA is presented after management fees.
(2) Telefónica del Perú includes Cable Mágico.
(3) Data for Telefónica Telecom (formerly Colombia Telecom) only include results for May-December 2006 period, including Telefónica Data Colombia.
(4) Includes Guatemala, Panamá, El Salvador and Nicaragua

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)
		January - December

		2007	2006	% Chg	% Var Local Cur

URUGUAY (TEM Uruguay)	Revenues	104	77	34.4	42.9
	OIBDA	28	18	51.9	61.6
	OIBDA margin	26.6%	23.5%	3.1 p.p.
	CapEx	15	13	12.6	19.7

TIWS	Revenues	275	232	18.4	22.4
	OIBDA	88	79	10.9	13.9
	OIBDA margin	31.9%	34.0%	(2.1 p.p.)
	CapEx	54	45	21.4	21.4
OIBDA is presented after management fees.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe

At the end of December 2007, Telefónica Europe’s customer base reached 41.9 million accesses, compared with 38.6 million accesses at year end 2006 (+8.7% year-on-year).

In 2007, Telefónica Europe revenue was 14,458 million euros, (+9.9% year-on-year), while in the quarter declined 1.1% year-on-year, mainly due to a weaker sterling/euro exchange rate and the exit of Airwave from the perimeter. Operating income before depreciation and amortization (OIBDA) reached 4,977 million euros, 34.2% above 2006 figures1. 2007 OIBDA included personnel reorganization and other non-recurring charges totaling 338 million euros related to the UK, Ireland and German businesses, as well as the capital gain from the sale of Airwave (1,296 million euros), booked in the second quarter. Operating Income (OI) was 1,591 million euros in the January-December period, mainly affected by the impact of higher assets amortizations derived from the Purchasing Price Allocation (PPA) process, which also impacted negatively the 2006 OI figure (309 million euros).

1 Telefónica Europe includes in 2006 Telefónica O2 Czech Republic (January-December), T.Deutschland (January-December) and O2 Group (February-December).

Telefónica Europe CapEx for the full year 2007 amounted to 2,125 million euros (2,552 million euros in 2006 February-December period). The year-on-year decline was largely due to O2 Germany (30.6% lower year-on-year) bringing forward capital investment from 2007 into 2006 as part of the 3G network build. Operating Cash Flow (OIBDA-CapEx) for the year amounted to 2,852 million euros (1,156 million euros in 2006 February-December period).

Telefónica Europe 2007 financial targets2 have been achieved:

  11.7% year-on-year growth in revenues (vs. guidance of 11% - 14%)

  10.1% year-on-year growth in OIBDA (vs. guidance of 7% - 10%)

  CapEx of 2,095 million euros (vs. guidance of less than 2,200 million euros)

2 2006 base reported figures include eleven months of O2 Group (consolidated since Feb.06), three months of start-up losses in Slovakia, and exclude Airwave results. 2007 guidance assumes constant exchange rates as of 2006, and exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel reorganization and Real Estate Programs are included as operating revenues/expenses, except for those decided after guidance was set at the beginning of the year (redundancies in O2 Group and Real Estate Program in TEF O2 CR). For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

Strategic and operational highlights:

  iPhone success. The iPhone is the fastest-ever selling product for O2 UK. The ARPU of an iPhone customer is 30% higher than an average contract user and it has helped O2 UK to gain high value customers in the market, as approximately 60% of iPhone customers have migrated from other networks. Customer satisfaction levels are the highest of any device that O2 UK has sold, with the lowest ever rate of return. From 1 February 2008, the three iPhone tariffs were upgraded as part of O2 UK’s new and improved contract tariff structure.

  iPhone to launch in Ireland. O2 Ireland will be the exclusive network partner for the iPhone in Ireland. The iPhone will be available from March 14th.

  O2 Germany builds foundations for further growth. As part of the 3.5 billion euros investment program for 2007-2010 announced in October 2007, O2 Germany has already selected vendors to expand both its GSM and UMTS network coverage. This will provide the business with a strong platform to capture the significant growth opportunities in Germany, including the business segment, leveraging the global reach of Telefónica to offer new propositions to multinational corporations as well as in the areas of the country not currently covered by the O2 network. In conjunction, the national roaming agreement which allowed for roaming by O2 customers in Germany on the T-Mobile 2G and 3G mobile networks was cancelled. Roaming minutes available as part of the agreement can be used until the end of 2009. O2 Germany will also double its store network to 1,000 over the next 2 years.

  Accolades for O2 Broadband in the UK. Since launch, O2 UK’s broadband service was rated above the major ISPs in the monthly "thinkbroadband.com" ISP comparison in November and December 2007, just two months after service launch. O2 Broadband scored the highest out of all its main competitors in all key satisfaction areas for customers, including speed, reliability and customer service.

  New bundles launched in the Czech Republic. Telefónica O2 Czech Republic launched new TRIO bundle, including DSL, calls and O2 TV.

  New data roaming tariffs announced. The O2 businesses and Telefónica mobile business in Spain will launch a range of new data roaming tariffs before summer 2008 (Telefónica in Spain already from February), aimed at customers travelling within Europe, with important savings for customers.

O2 UK

Total revenues in the last quarter of 2007 were 1,877 million euros, an increase of 7.8% year-on-year in local currency compared to the same period of last year. For the full year, total revenues were 7,403 million euros, an increase of 18.7% year-on-year in local currency compared to the 11 month period to 31 December 2006. On a like for like basis total revenue growth was 9.5% year-on-year. Service revenue for the quarter was 1,702 million euros, an increase of 9.7% year-on-year in local currency compared to the same period last year, driven by continued strong customer and ARPU growth, while for the full year, service revenue amounted to 6,790 million euros (+10.3% year-on-year in local currency on a comparable basis).

Operating income before depreciation and amortization (OIBDA) for the quarter was 503 million euros, a decrease of 4.9% year-on-year in local currency compared to the same period of 2006. OIBDA included additional personnel reorganization and other non recurring charges in the quarter of 20.5 million euros, mostly related to the UK IT and Technology function to capture efficiencies in the future. Excluding this charge in the quarter, OIBDA would have been flat in local currency. OIBDA for the full year totalled 1,923 million euros, an increase of 8.7% year-on-year in local currency compared to the 11 month period to 31 December 2006. On a like for like basis, OIBDA grew 1.0% year-on-year in local currency. Excluding all personnel reorganization charges for the year OIBDA was 10.7% ahead in local currency compared to the 11 month period to 31 December 2006; on a like for like basis it was 2.8% ahead in local currency.

In the UK, guidance3 for the full year 2007 has been accomplished, with growth of 18.6% year-on-year in revenues (vs. guidance of 15% - 18%) and 10.6% year-on-year growth in OIBDA (vs. guidance of 9% - 12%).

3 2006 base reported figures include eleven months of O2 UK (consolidated since Feb.06). 2007 guidance assumes constant exchange rates as of 2006, and exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel reorganization and Real Estate Programs are included as operating revenues/expenses, except for those decided after guidance was set at the beginning of the year (redundancies in O2 UK). For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

OIBDA margin in the fourth quarter was 26.8% (27.8% excluding personnel reorganization and non recurring charges), compared to 30.3% in the same quarter in 2006. This margin dilution was due to costs associated with the launch of O2 Broadband, increased retention and reduced national roaming revenues from "3". OIBDA margin for the year was 26.0%, while excluding personnel reorganization charges it was 26.4%.

The business once again outperformed the market, with gross additions in the quarter around 22% higher than the same period in 2006. The market continues to be competitive, especially in the prepay segment, with increasing prepay to contract migration, where O2’s "Simplicity" tariff, offering a SIM only contract tariff with a 30 day notice period has proved highly successful.

O2 UK added a total of 483,000 net mobile customers in the quarter (the highest in the market), an increase of 63.8% year-on-year, and 749,000 customers in the year (-54.7% year-on-year, reflecting the highly penetrated market), taking the base to 18.4 million (excluding the Tesco Mobile customer base) representing growth of 4.2% year-on-year.

A total of 276,000 net contract customers were added in the quarter, more than double the figure for the fourth quarter 2006 and an all time record, reflecting the success of the iPhone in addition to a strong underlying performance in traditional handsets. For the full year 591,000 contract customers were added to reach a base of 6.8 million (+9.5% year-on-year). At the end of the period contract customers made up 37.0% of the total base, compared to 35.3% at the same time last year. Quarterly monthly contract ARPU of 61.0 euros was up 1.2% in local currency compared to the fourth quarter last year, due to increased MoU and non-voice services, while the ARPU for the year was 63.2 euros (+1.1% year-on-year in local currency). Average monthly contract churn fell to 1.5% in the quarter, from 1.9% in the fourth quarter last year. The contract churn for the year was 1.7%, from 1.9% in 2006.

The number of prepay customers increased by 207,000 during the quarter, while for the year the prepay base grew by 158,000 to reach 11.6 million customers. Quarterly monthly prepay ARPU of 18.0 euros was 4.1% higher in local currency than the fourth quarter last year, while the ARPU for the year was 18.2 euros (+4.0% year-on-year in local currency).

As a result, O2 UK’s blended monthly ARPU of 33.9 euros was 4.4% higher than the fourth quarter last year in local currency, while the ARPU for the year was 34.4 euros (+3.6% year-on-year), reflecting the increased proportion of contract customers in the base, customer adoption of new products and services and the continued growth in both data and voice ARPUs. On a customer level, elasticity continues to be above 1.

Quarterly MoU was up 9.8% year-on-year at 197 minutes, driven by propositions such as "Call Freedom", while the MoU for the year was 190 minutes (+10.6% year-on-year).

Quarterly data ARPU of 11.1 euros was 9.1% higher in local currency than the fourth quarter last year, driven by growth in text messaging volumes, up 21.0% in the quarter, as well as increasing usage of a range of non-SMS services. Data ARPU for the year was 11.0 euros (+8.2% year-on-year in local currency). The new "unlimited" data bolt-on proved successful with 59,000 customers taking this product from launch in October until the end of the year.

O2 UK had rolled out ULL capabilities to 833 exchanges by the end of the quarter, giving its broadband network a population coverage of 52%, with 71,000 broadband customers at the end of 2007. The base has since grown to over 100,000 to date.

O2 GERMANY

O2 Germany includes Telefónica Deutschland and comparable 2006 figures have been restated on this basis. Total revenues in the fourth quarter were 929 million euros, a decrease of 0.3% year-on-year compared to same period of 2006. For the full year total revenues were 3,541 million euros, an increase of 6.7% compared to the 11 month period to 31 December 2006. On a like for like basis, revenue declined by 1.9%.

Mobile service revenue for the quarter was 725 million euros, down 6.5% compared to the same period last year, reflecting the continued ARPU weakness in the German market and the impact of the approx. 10% termination rate cut in November 2007, partly offset by growth of the customer base. The termination rate cut reduced fourth quarter service revenue by 0.6%. Mobile service revenue for the year was 2,901 million euros, and year-on-year decrease of 5.1%.

Operating income before depreciation and amortization (OIBDA) for the last quarter of 2007 was 17 million euros, a decrease of 77.9% compared to the same period in 2006. This included non recurrent charges totalling 151 million euros, the majority of them reflecting the cessation of the national roaming contract with T-Mobile, along with additional personnel reorganization charges to enable future efficiency savings.

OIBDA for the full year totalled 473 million euros, a decline of 18.9% compared to the 11 month period to 31 December 2006. On a like for like basis the decline was 24.2%. Excluding all one-off charges during the year (which totalled 247 million euros), OIBDA for the 2007 would be 15.4% ahead of the same period last year, and growth of 23.5% compared to the 11 month period to 31 December 2006.

O2 Germany guidance4 for the full year 2007 has been partially met, with 6.7% year-on-year growth in revenues (vs. guidance of 7% - 10%) and 23.8% year-on-year growth in OIBDA (vs. guidance of 21% - 25%).

4 2006 base reported figures include eleven months of O2 Germany (consolidated since Feb.06). 2007 guidance exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel reorganization and Real Estate Programs are included as operating revenues/expenses, except for those decided after guidance was set at the beginning of the year (redundancies in O2 Group). For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

OIBDA margin in the fourth quarter was 1.8% and for the full year it was 13.3%, while excluding the personnel reorganization and other charges it would have been 18.1% and 20.3%, respectively.

The business traded well in the quarter, with gross additions up 63.3% year-on-year. Net additions in the quarter reached 303,000 customers, while for the full year they were 1.4 million, taking the mobile customer base to 12.5 million, 13.1% higher than at the same time last year. The Tchibo Mobile customer base grew by 81,000 to 1.18 million by the end of the quarter, while the Fonic brand added 129,000 customers to end the year with a base of 200,000.

O2 Germany added a total of 244,000 net contract customers in the quarter, with 756,000 for the full year. Quarterly monthly ARPU in the fourth quarter was 32.3 euros, 17.6% lower than the same quarter last year. For the year contract ARPU was 34.1 euros, 13.7% lower than in 2006. This reflected the impact of the approx. 10% termination rate cut in November 2007, the level of competition in the German market and the migration of the existing customer base to new customer offers. The Genion S/M/L base reached 2.14 million customers at the end of the year.

A total of 369,000 prepay customers were added during the quarter, while 310,000 existing customers were also removed from the base after an analysis of the contribution of prepay customers to revenue generation. This resulted in net additions in the quarter of 59,000 customers, with 691.000 for the full year, using the market’s most stringent definition of customer activity. The prepay base at the end of the year was 6.23 million customers.

Quarterly monthly prepay ARPU of 6.4 euros was 22.8% lower than the fourth quarter last year, reflecting the market factors mentioned above, while the prepay ARPU for the year was 6.7 euros, a decline of 23.5% compared to 2006.

Blended quarterly monthly ARPU in the fourth quarter was 19.4 euros, 17.9% lower than the same quarter last year. Blended ARPU for the year was 20.4 euros, a decline of 15.7% compared to 2006.

Blended quarterly MoU grew by 3.7% year-on-year to 134 minutes, driven by new propositions such as Genion S/M/L/XL and new prepay offers. MoU for the year were 131 minutes, an increase of 3.0% compared to last year.

Quarterly monthly data ARPU was 5.1 euros, 12.8% lower than the fourth quarter last year due to the higher number of lower spending prepay users in the base and a shift from SMS to voice usage with the introduction of flat rate voice tariffs. Data ARPU for the year was 5.1 euros, 10.9% lower than 2006, although total data revenues were flat year on year with a 12.8% increase in non-SMS data.

O2 DSL had acquired 75,000 customers by the end of the quarter, with a strong order book of circa 50,000 which were not reflected in the net additions number for the quarter. Telefónica Deutschland reported 671,000 ULL lines in total at the end of December, from around 187,000 lines at the end of the fourth quarter in 2006. Equivalent ADSL lines in service reached 837,000 at the end of December, from 619,000 at the end of December last year.

O2 IRELAND

Total revenues in the fourth quarter of the year were 250 million euros, an increase of 1.4% compared to the same period last year. Revenue for the full year 2007 was 991 million euros, an increase of 11.9% compared to the 11 month period to 31 December 2006. On a like for like basis growth was 2.8%. Mobile service revenue for the quarter was 231 million euros, an increase of 3.7% compared to the same period last year, reflecting the growth of the customer base and the increase in blended ARPU. The termination rate cut reduced fourth quarter service revenue by just under 1%. Mobile service revenue for the year was 935 million euros, a year-on-year increase of 4.0% over the previous year on a comparable basis.

Operating income before depreciation and amortization (OIBDA) for the quarter was 63 million euros, a decrease of 15.2% compared to the same period last year. This included a charge of 13.4 million euros, related to costs to reorganize the IT and networks division in order to capture future efficiency savings, as the business has entered exclusive negotiations with IBM to supply and manage O2 Ireland’s IT services. Excluding this charge OIBDA would have been 76 million euros. OIBDA for the year was 316 million euros, 2.0% higher compared to the 11 month period to 31 December 2006 and 6.6% lower year-on-year on a comparable basis, while excluding personnel reorganization charges (totalling 16.2 million euros), OIBDA would have been 333 million euros, a decline of 1.8% year-on-year on a comparable basis.

OIBDA margin in the fourth quarter was 25.1%; excluding the above-mentioned charge it was 30.5%. OIBDA margin for the year was 31.9%, while excluding all personnel reorganization charges it was 33.6%.

O2 Ireland traded well in the fourth quarter, with gross connections up 4.6% compared to the same quarter last year. Net connections totalled 14,000 in the fourth quarter. At the end of December the total customer base was 1.6 million customers, 0.9% higher than at the same time last year. The number of mobile broadband customers stood at 24,500 by the end of the year, after a successful launch in July 2007.

O2 Ireland added a total of 22,000 net contract customers in the quarter, 26.8% higher than the fourth quarter last year, and for the year total contract net additions were 70,000, 24.2% higher than in 2006. Quarterly monthly contract ARPU of 78.8 euros was 3.3% lower than the fourth quarter last year and for the year contract ARPU was 82.3 euros, 3.1% lower than 2006 due to the introduction of new offers and promotions.

Due to the impact of increased competitor activity, the prepay customer base fell during the quarter by 8,000 customers. During the year the prepay base fell by a total of 56,000 customers, compared to a loss of 26,000 in 2006, and ended the year at 1.1 million customers, a decline of 4.9% year-on-year. Monthly prepay ARPU was 29.0 euros, a decrease of 1.9% on the same period a year ago, while ARPU for the year was 29.0 euros, a decline of 1.2% year-on-year.

Blended monthly ARPU in the fourth quarter of 45.7 euros was 1.6% higher than the fourth quarter last year, mainly due to the higher proportion of contract subscribers on the base. Blended ARPU for the year was 45.9 euros, growth of 1.6% year-on-year.

Blended MoU in the quarter increased by 2.5% year-on-year to 252 minutes, again driven by the higher proportion of contract subscribers in the base. MoU for the year were 248 minutes, with a year-on-year growth of 4.9%.

Quarterly monthly data ARPU was 12.4 euros, 23.5% higher than the fourth quarter last year, driven by increased use of non-SMS services. Data ARPU for the year was 11.7 euros (+19.6% year-on-year)

TELEFÓNICA O2 CZECH REPUBLIC

Total revenues for the fourth quarter amounted to 590 million euros, up 1.7% year-on-year in local currency. For the full year, revenues reached 2,257 million euros, an increase of 2.9% year-on-year in local currency. In line with the first nine months of the year, the Czech mobile business was the key driver of this growth. Business revenues in the Czech fixed line segment were flat in 2007 compared to the previous year, confirming the trend seen since the first quarter.

Operating income before depreciation and amortization (OIBDA) reached 247 million euros in the fourth quarter, up by 14.7% year-on-year in local currency, while OIBDA in 2007 reached 1,010 million euros, up 0.5% year-on-year in local currency.

Telefónica O2 Czech Republic guidance5 for the full year 2007 has been met, with 2.8% year-on-year growth in revenues (vs. guidance of 1% - 3%), 0.1% year-on-year decrease in OIBDA (vs. guidance of -1% - 0%) and CapEx of 274 million euros (vs. guidance of approx. 310 million euros).

5 2006 base reported figures include three months of start-up losses in Slovakia. 2007 guidance assumes constant exchange rates as of 2006, and exclude changes in consolidation. OIBDA excludes other exceptional revenues/expenses not foreseeable in 2007. Personnel reorganization and Real Estate Programs are included as operating revenues/expenses, except for those decided after guidance was set at the beginning of the year (Real Estate Program in TEF O2 CR). For comparison, the equivalent other exceptional revenues/expenses registered in 2006 are also deducted from reported figures.

OIBDA margin was 41.9% in the fourth quarter compared to 37.1% in the fourth quarter of 2006, the difference largely due to the re-branding costs incurred in 2006. OIBDA margin for the full year was 44.8% compared to 45.8% for 2006. The decrease in Group OIBDA margin in 2007 was mainly due to dilution by the Slovak operation (approx. 2 percentage points).

The Czech mobile business continued focusing on development of attractive voice and data packages, along with its policy of prepay to contract migration. Total business revenues in the Czech mobile business for the full year were 1,173 million euros, an increase of 4.4% year-on-year in local currency, with an increase of 1.7% in the fourth quarter in local currency. Mobile service revenue amounted to 1,117 million euros, up 4.8% year-on-year in local currency, with an increase of 1.9% in the fourth quarter.

The total number of mobile customers in the Czech Republic increased by 5.4% year-on-year to reach 5.1 million at the end of December 2007, with net additions for the full year up to 38.4% year-on-year.

The contract customer base reached 2.2 million, representing 19.7% growth year-on-year, with net additions of 369,000 in 2007 (+12.1% year-on year), and 83,000 in the fourth quarter. Contract customers accounted for 43.8% of the total base at the end of 2007, up from 38.5% at the end of 2006. Contract quarterly monthly ARPU reached 34.5 euros, a year-on-year decline of 7.7% in local currency, mainly due to the dilution caused by customer migration from the prepay to contract segment. Contract ARPU for the year was 34.5 euros, a year-on-year decrease of 8.3% in local currency.

The number of prepay customers decreased by 3.6% year-on-year to 2.9 million at the end of 2007, with a net decrease in the year of 108,000 customers, but a net increase in of 75,000 in the fourth quarter, mainly due to the continuing trend of prepay to contract migrations. Prepay quarterly monthly ARPU was 9.7 euros, up 2.8% year-on-year in local currency compared to the fourth quarter of 2006. Prepay ARPU for the year was 9.4 euros, a year-on-year increase of 3.5% in local currency.

Blended quarterly monthly ARPU reached 20.5 euros in the fourth quarter, up 2.3% year-on-year in local currency, while blended ARPU for the year was 19.9 euros, a year-on-year increase of 2.5% in local currency.

Blended quarterly MoU grew by 11.9% year-on-year to 122 minutes, mainly due to the growing number of contract customers generating higher average traffic per customer and tariffs designed to stimulate traffic. Blended MoU for the year stood at 117 minutes, 14.7% above 2006 levels.

Due to the success of connectivity flat data services, based on GPRS/UMTS and CDMA technologies, data ARPU improved by 2.8% year-on-year to 4.4 euros in 2007. Non-SMS data ARPU represented 43% of total data ARPU in 2007 compared to 41% in 2006.

Activities in the Czech fixed line business continued to focus on the development of broadband services and increasingly the ICT/Business Solutions area. Total business revenues in the Czech fixed business for the full year fell by 0.2% year-on-year in local currency to 1,068 million euros; while in the fourth quarter, revenues fell by 1.1% year-on-year in local currency, despite the healthy growth of revenues from broadband Internet services, value added services and IT services.

The total number of fixed telephony accesses amounted to 2.1 million at the end of 2007, down by 13.9% year-on-year, mainly as the result of the strong fixed to mobile substitution. As a result of improving the number of gross adds and lower number of disconnections following the Company’s effort to enhance the quality of fixed lines via broadband and bundled offers, the decline in fixed telephony accesses decelerated during 2007. The net losses decreased to 65,000 in the fourth quarter, from 135,000 in the fourth quarter 2006, limiting net losses in 2007 to 333,000 from 506,000 registered in 2006. Total number of customers currently having a bundled product amounted to close to 100,000 at the end of 2007.

The total number of ADSL accesses (retail and wholesale) reached 570,000 at 31 December 2007, up 21.3% year-on-year. Net gain for the year was 100,000 (-49.0% year-on-year), while fourth quarter’s net gain stood at 25,000 (-42.5% year-on-year). After the successful take up of bundled products, total number of O2 TV’s customers increased to 73,000 at the end of 2007, representing 20,000 net adds in the fourth quarter, up from 16,000 in the previous quarter.

In line with the previous quarters, during the fourth quarter Telefónica O2 Slovakia successfully continued in building its footprint in the Slovak market. The key activities focused on marketing of company’s prepaid and recently introduced postpaid offer, customer care enhancement with the aim to further expand the customer base and improve the customer mix via migration to postpaid tariffs. This will lead to higher customer activity in terms of network usage with a positive impact on ARPU and financial performance. By the end of 2007, the total number of mobile registered customers in Slovakia amounted to 565,000, of which the majority are prepaid customers. Although a significant proportion of these customers use their O2 SIM as a second or third SIM, the market share of active customers is more than 5%. Telefónica O2 Slovakia continued to focus on further roll-out of its own network, which will allow for the gradual migration of the traffic from national roaming with positive impact on margins. By the end of the fourth quarter, the company had in operation around 550 Base Stations, resulting in more than 60% of traffic captured over its own network. The sales network comprised 14 own brand stores, 16 franchises and about 3,500 other points of sale.

TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)
	2006	2007
	December	March	June	September	December	% Chg y-o-y
Final Clients Accesses	38,310.9	38,866.0	39,341.4	40,136.3	41,201.2	7.5
Fixed telephony accesses (1)	2,462.9	2,347.8	2,267.2	2,194.9	2,130.0	(13.5)
Internet and data accesses	607.1	627.3	637.0	648.9	734.2	20.9
Narrowband	143.7	110.9	85.6	68.4	56.6	(60.6)
Broadband	451.9	505.2	540.5	572.8	670.3	48.3
Other	11.6	11.2	10.9	7.7	7.3	(36.7)
Mobile accesses	35,225.2	35,865.5	36,399.7	37,239.6	38,263.8	8.6
Contract	21,143.6	21,504.0	21,643.9	21,972.2	22,419.5	6.0
Pre-Pay	14,081.7	14,361.5	14,755.8	15,267.3	15,935.8	13.2
Pay TV	15.6	25.5	37.5	53.0	73.2	n.m.
Wholesale Accesses (2)	243.8	329.5	410.8	543.9	706.2	n.m.
Total Accesses	38,554.7	39,195.5	39,752.2	40,680.3	41,907.3	8.7
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes Unbundled Lines by T. Deutschland.
Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2007	2006	% Chg	2007	2006	% Chg
Revenues	14,458	13,159	9.9	3,682	3,725	(1.1)
Internal exp capitalized in fixed assets (1)	200	219	(8.5)	44	57	(22.3)
Operating expenses	(10,987)	(9,662)	13.7	(2,896)	(2,868)	1.0
Other net operating income (expense)	14	9	52.2	2	3	(17.0)
Gain (loss) on sale of fixed assets	1,292	(8)	c.s.	(6)	1	c.s.
Impairment of goodwill and other assets	(0)	(9)	(99.3)	(0)	(7)	(93.8)
Operating income before D&A (OIBDA) (2)	4,977	3,708	34.2	826	910	(9.2)
Depreciation and amortization	(3,386)	(3,399)	(0.4)	(820)	(937)	(12.4)
Operating income (OI)	1,591	309	n.s.	6	(27)	c.s.
Note: Figures are presented considering the Purchase Price Allocation of O2 as of February 2006.
Note: "Bad debt provisions" have been reclassified from "Other net operating income (expense)" to "Operating expenses".
Note: Telefónica Europe includes in 2006 Telefónica O2 Czech Republic (January-December), T. Deutschland (January-December), O2 Group (February-December) and O2 Germany (February-December).
(1) Including work in process.
(2) OIBDA figures exclude brand fee.

TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)
	2006	2007

	December	March	June	September	December	% Chg y-o-y

UK
Final Clients Accesses	17,650.0	17,774.9	17,815.4	17,938.0	18,452.8	4.5
Internet and data accesses	16.8	24.0	30.7	38.4	70.7	n.m.
Broadband	16.8	24.0	30.7	38.4	70.7	n.m.
Mobile accesses	17,633.2	17,750.9	17,784.7	17,899.6	18,382.1	4.2
Pre-Pay	11,415.1	11,452.9	11,410.7	11,366.4	11,573.4	1.4
Contract	6,218.1	6,298.0	6,374.1	6,533.2	6,808.7	9.5
Total Accesses	17,650.0	17,774.9	17,815.4	17,938.0	18,452.8	4.5

GERMANY
Final Clients Accesses	11,043.8	11,215.2	11,591.5	12,205.1	12,546.2	13.6
Internet and data accesses	19.0	31.4	33.7	37.0	74.7	n.m.
Broadband	19.0	31.4	33.7	37.0	74.7	n.m.
Mobile accesses	11,024.8	11,183.8	11,557.8	12,168.1	12,471.5	13.1
Pre-Pay	5,544.1	5,609.6	5,792.4	6,175.4	6,235.0	12.5
Contract	5,480.7	5,574.2	5,765.4	5,992.7	6,236.6	13.8
Wholesale Accesses (1)	149.3	227.4	305.1	435.9	596.0	n.m.
Total Accesses	11,193.1	11,442.6	11,896.6	12,641.0	13,142.3	17.4

IRELAND
Mobile accesses	1,631.7	1,632.5	1,631.5	1,632.5	1,646.1	0.9
Pre-Pay	1,146.7	1,133.6	1,118.7	1,098.8	1,090.9	(4.9)
Contract	485.1	499.0	512.8	533.7	555.2	14.5
Total Accesses	1,631.7	1,632.5	1,631.5	1,632.5	1,646.1	0.9

CZECH REPUBLIC
Final Clients Accesses	7,842.9	7,712.3	7,698.1	7,714.6	7,841.0	(0.0)
Fixed telephony accesses (2)	2,402.5	2,287.5	2,207.2	2,134.6	2,069.2	(13.9)
Internet and data accesses	560.3	559.9	559.8	559.5	573.3	2.3
Narrowband	143.7	110.9	85.6	68.4	56.6	(60.6)
Broadband	405.1	437.9	463.3	483.5	509	25.7
Other	11.6	11.2	10.9	7.7	7.3	(36.7)
Mobile accesses	4,864.5	4,839.5	4,893.7	4,967.4	5,125.4	5.4
Pre-Pay	2,989.7	2,873.2	2,816.7	2,806.6	2,881.5	(3.6)
Contract	1,874.8	1,966.3	2,076.9	2,160.9	2,243.9	19.7
Pay TV	15.6	25.5	37.5	53.0	73.2	n.m.
Wholesale Accesses	94.5	102.1	105.7	108.0	110.2	16.6
Total Accesses	7,937.4	7,814.4	7,803.8	7,822.6	7,951.2	0.2

SLOVAKIA
Mobile accesses	-	386.8	455.0	495.6	565.4	n.c.
Pre-Pay	-	386.8	454.0	475.9	502.4	n.c.
Contract	-	0.0	1.0	19.7	63.0	n.c.
Total Accesses	-	386.8	455.0	495.6	565.4	n.c.
(1) Includes Unbundled Lines by T. Deutschland.
(2) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures
	2006	2007
	4Q	1Q	2Q	3Q	4Q	% Chg y-o-y Local Cur

O2 UK
MOU (minutes)	180	179	189	193	197	9.8
ARPU (EUR)	34.1	33.3	34.5	35.7	33.9	4.4
Pre-Pay	18.2	17.0	18.2	19.3	18.0	4.1
Contract	63.5	63.2	63.9	64.8	61.0	1.2
Data ARPU	10.7	11.0	11.0	11.1	11.1	9.1
%non-P2PSMS over data revenues	12.5%	13.4%	14.2%	15.2%	15.9%	3.4 p.p

O2 GERMANY
MOU (minutes)	129	129	133	128	134	3.7
ARPU (EUR)	23.7	20.5	20.9	20.8	19.4	(17.9)
Pre-Pay	8.3	6.8	6.7	6.8	6.4	(22.8)
Contract	39.2	34.2	35.2	34.9	32.3	(17.6)
Data ARPU	5.9	5.1	5.1	5.2	5.1	(12.8)
%non-P2PSMS over data revenues	22.6%	24.9%	25.0%	25.9%	25.7%	3.1 p.p.

O2 IRELAND
MOU (minutes)	246	240	249	250	252	2.5
ARPU (EUR)	45.0	44.2	46.7	47.0	45.7	1.6
Pre-Pay	29.6	28.0	30.0	29.2	29.0	(1.9)
Contract	81.4	82.0	83.8	84.9	78.8	(3.3)
Data ARPU	10.0	11.5	11.2	11.6	12.4	23.5
%non-P2PSMS over data revenues	19.6%	19.9%	23.4%	26.5%	31.4%	11.8 p.p

T. O2 CZECH REPUBLIC (1)
MOU (minutes)	109	109	120	117	122	11.9
ARPU (EUR)	18.8	17.7	18.5	19.2	20.5	2.3
Pre-Pay	8.8	8.3	8.8	9.1	9.7	2.8
Contract	35.0	32.2	32.2	32.6	34.5	(7.7)
Data ARPU	4.0	3.8	3.9	4.0	4.4	1.8
%non-P2PSMS over data revenues	40.0%	41.0%	42.0%	45.0%	42.0%	2.0 p.p
Note: MoU and ARPU calculated as monthly quarterly average.
(1) KPIs for Mobile business in Czech Republic do not include Slovakia.

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - December

		2007	2006	% Chg	% Chg Local Cur

O2 UK (1)	Revenues	7,403	6,265	18.2	18.7
	OIBDA	1,923	1,777	8.2	8.7
	OIBDA margin	26.0%	28.4%	(2.4 p.p.)
	CapEx	832	760	9.5	10.0

O2 GERMANY (2)	Revenues	3,541	3,320	6.7	6.7
	OIBDA	473	583	(18.9)	(18.9)
	OIBDA margin	13.3%	17.6%	(4.2 p.p.)
	CapEx	850	1,224	(30.6)	(30.6)

O2 IRELAND (1)	Revenues	991	885	11.9	11.9
	OIBDA	316	310	2.0	2.0
	OIBDA margin	31.9%	35.0%	(3.1 p.p.)
	CapEx	117	141	(17.1)	(18.0)

TELEFONICA O2 CZECH REPUBLIC	Revenues	2,257	2,148	5.1	2.9
	OIBDA	1,010	985	2.6	0.5
	OIBDA margin	44.8%	45.8%	(1.1 p.p.)
	CapEx	281	229	22.6	20.1
(*) OIBDA figures exclude brand fee
(1) In 2006 includes February-December period.
(2) In 2006 includes February-December period for O2 Germany and Telefónica Deutschland.

RESULTS BY REGIONAL BUSINESS UNITS

Others Companies

Atento Group

The Atento Group performed well in 2007, consolidating year-on-year revenue and OIBDA margin growth. This strong earnings performance was driven by the implementation of the Group’s strategy to differentiate itself from competitors. For the fifth consecutive year Atento achieved profitable business growth, diversified its customer portfolio and added customers from a range of sectors.

Revenues totalled 1,174 million euros at year-end 2007, up 14.4% from 2006. Revenues were driven by the increase in the activity of its main customers and new accounts in almost all the countries in which it operates, primarily Brazil, Mexico, Peru, Argentina and Venezuela. The main customers driving this growth were:

  In Brazil, more business with Telefónica (Atento ao Cliente services, Speedy, Sera and Cobranzas) and growth in the financial sector (Itaú, Banco IBI, Bradesco, Unibanco, Redecard).

  In Mexico, expansion in tandem with BBVA, primarily mortgage, finance, collections and insurance services.

  In Peru, growth in on-site sales services along with the expansion of services outsourced from the Spanish market.

  In Argentina, growth in the multisector market both via current customers (Alcatel, Nokia, Microsoft, YPF) and new customers (Lexmark, SAP, P&G. Lan, Bosch), together with the expansion with Telefónica (Telefónica Móviles Argentina and Telefónica de Argentina).

  In Venezuela, increase in activity with the CANTV Group and Movistar, and the addition of Banesco.

These factors offset the fall in activity in Spain due to the delocalisation of traffic from the Spanish market to Latin America and Morocco.

Atento’s customer portfolio diversified further in 2007, with 50.1% of revenues deriving from multisector customers (outside the Telefónica Group) compared with 47.0% in 2006. Brazil and Spain accounted for 44.2% and 12.3% of revenues respectively. Atento México’s revenues rose sharply and accounted for 20.2% of the total compared with 15.9% a year earlier.

Operating expenses grew 15.0% year-on-year to 1,017 million euros, although growth slowed in the last quarter (+14.5% compared to. the fourth quarter of 2006) as a result of the delocalisation of services from the Spanish market to Latin America (reducing personnel costs) and the change in mix arising from the reduced role of Atento’s Spanish business within the Group. These factors offset the increase in structural costs relating to expenses booked from the leasing of capacity associated with the growth of the business.

The Atento Group’s Operating income before depreciation and amortisation (OIBDA) amounted to 161 million euros, year-on-year growth of 13.9%, driven by the increase in activity and the reining in of structural costs. The OIBDA margin stood at 13.7%, in line with the margin posted at the end of 2006, showing an improvement in the fourth quarter (OIBDA margin of 14.5% for the fourth quarter of 2007).

Operating income (OI) in 2007 amounted to 131 million euros, representing year-on-year growth of 15.5% and an OIBDA margin of 11.2%.

CapEx in 2007 amounted to 39 million euros, compared to 35 million euros in 2006, as a result of the higher investment need to support the business growth, mainly in Brazil and Mexico.

Operating cash flow (OIBDA-Capex) improved significantly when compared to 2006, rising by 15.1% to 122 million euros.

At operating level, the Atento Group ended 2007 with 53,239 positions in place, marking a 13.6% year-on-year increase. The average number of occupied positions for 2007 stands at 42,971.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December
	2007	2006	% Chg	2007	2006	% Chg
Revenues	1,174	1,027	14.4	305	269	13.6
Internal exp capitalized in fixed assets (1)	0	0	n.m.	0	0	n.m.
Operating expenses	(1,017)	(885)	15.0	(261)	(228)	14.5
Other net operating income (expense)	2	(0)	c.s.	(0)	(2)	n.m.
Gain (loss) on sale of fixed assets	2	(0)	c.s.	0	0	c.s.
Impairment of goodwill and other assets	0	0	n.m.	0	0	n.m.
Operating income before D&A (OIBDA)	161	142	13.9	44	39	12.1
Depreciation and amortization	(30)	(28)	7.8	(8)	(7)	12.5
Operating income (OI)	131	113	15.5	36	32	12.0
(1) Including work in process.

ADDENDA

Key Holdings of the Telefónica Group detailed by regional business units

TELEFÓNICA ESPAÑA		TELEFÓNICA O2 EUROPE
	% Part		% Part

Telefónica España	100.00	O2 UK	100.00
Telefónica Móviles España	100.00	O2 Gemany (1)	100.00
Telyco	100.00	O2 Ireland	100.00
Telefónica Telecomunic. Públicas	100.00	Manx	100.00
T. Soluciones de Informatica y	100.00	Be	100.00
Comunicaciones de España		Group 3G (Germany) (3)	100.00
Iberbanda	51.00	Telefónica O2 Czech Republic (1)	69.41
Medi Telecom	32.18	Telefónica O2 Slovakia (2)	100.00

		(1) Company owned through Telefónica S.A.
		(2) Company owned through Telefónica O2 Czech Republic.
		(2) Company owned through Telefónica O2 Germany
TELEFÓNICA LATINOAMÉRICA		OTHER PARTICIPATIONS
	% Part		% Part

Telesp (1)	87.95	3G Mobile AG (Switzerland)	100.00
Telefónica del Perú	98.18	Atento Group	100.00
Telefónica de Argentina	98.04	Telefónica de Contenidos (Spain)	100.00
TLD Puerto Rico	98.00	Mobipay Internacional	50.00
Telefónica Chile	44.89	Telco SpA (Italy) (5)	42.30
Telefónica Telecom	52.03	Tempos 21 (1)	43.69
Telefónica USA	100.00	IPSE 2000 (Italy) (1)	39.92
T. Intern. Wholesale Serv. (TIWS) (2)	100.00	Lycos Europe	32.10
Brasilcel (3)	50.00	Sogecable (2)	16.79
T. Móviles Argentina	100.00	Mobipay España (1)	13.36
T. Móviles Perú	98.53	Hispasat	13.23
T. Móviles México	100.00	Portugal Telecom (3)	8.21
Telefónica Móviles Chile (4)	100.00	China Netcom Group (4)	5.00
T. Móviles El Salvador	99.08	BBVA	0.97
T. Móviles Guatemala	100.00	Amper	6.10
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00	(1) Ownership directly or indirectly held by Telefónica Móviles España.
T. Móviles Panamá	100.00	(2) Telefónica de Contenidos, S.A. holds 15.63% and Telefónica, S.A. holds 1.20%.
T. Móviles Uruguay	100.00	(3) Telefónica's Group effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests. Taking into account the own shares held by the Portuguese company and excluding the minority interests, Telefónica's Group voting rights reached 10.96%.
Telefonía Celular Nicaragua	100.00	(4) Ownership held by Telefónica Latinoamérica.
T. Móviles Soluciones y Aplicac. (Chile)	100.00	(5) Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 6.9%.

(1) Effective participation 88.01%.
(2) Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.
(3) Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (62.94%)
(4) Telefónica Móviles Chile made a capital increase in the month of May. As a result it became the unique shareholder of Telefónica Móviles de Chile, that was disolved. This operation ended the 1st of July.

ADDENDA

Significant Events

  Strengthening its commitment to shareholder value creation, the Board of Directors of the Company, at its meeting held on February 27th,2008, has announced the launching of a new share buy-back programme for a total amount of 100 million shares, representing 2.095% of the Company’s share capital, which will be effective until the first half of 2009.

  At the meeting held on January 23th,2008, the Board of Directors of the Company, was informed of and acknowledged the resignations tendered by Board members Mr. Manuel Pizarro Moreno and Mr. Antonio Viana-Baptista from their directorships. In view thereof, the Board of Directors has unanimously resolved, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the interim appointment of Mrs. Eva Castillo Sanz and Mr. Luiz Fernando Furlán as new members of the Board of Directors, both as independent Directors.

  TELEFÓNICA, S.A., through its subsidiary TELEFÓNICA INTERNACIONAL, S.A.U., reached on January 18th,2008, an agreement to acquire an additional stake equal to approximately 2.22% of the share capital of the Chinese telecommunications company CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED ("CNC"). The execution of this acquisition is subject to prior attainment of the necessary regulatory approvals. After the acquisition, the TELEFÓNICA group's stake in CNC would stand at approximately 7.22%. If completed, the acquisition of the aforementioned stake in the equity in CNC will involve a total investment of approximately 309 million euros (depending on the exchange rate prevailing when the transaction is closed).

  At its ordinary meeting on December 19th,2007, Telefónica’s board, with the approval of the Nominating, Compensation and Corporate Governance Committee, has named Julio Linares, General Manager for Coordination, Business Development and Synergies, as the company’s new Chief Operating Officer. It also decided to appoint Guillermo Ansaldo as General Manager of Telefónica España. Mr Ansaldo will replace Antonio Viana-Baptista, who leaves the Company citing personal reasons. Meanwhile, Manuel Pizarro and Javier de Paz will replace Enrique Used and Maximino Carpio as members of Telefónica’s board of directors. Both Manuel Pizarro, Javier de Paz and Alfonso Ferrari will join as well the Executive Commission of the Company’s board of directors.

  On November 29th, 2007 Telefónica, S.A. announced Mr. Peter Erskine step down as General Manager of Telefónica O2 Europe, retaining his position on the Board of Directors of the Company and on its Executive Commission, as nonexecutive Director. Mr. Matthew Key, former Chief Executive Officer of O2 UK plc., replaced him as General Manager of Telefónica O2 Europe and as member of the Executive Committee of Telefónica, S.A.

  On November 28th, 2007, the Board of Directors of TELEFÓNICA, S.A., in accordance with the "Performance Share Plan 2006" authorised by the Annual General Shareholders’ Meeting of the Company held on June 21st, 2006 and notified on November 13th, 2006 resolved, subject to the report of the Nominating, Compensation, and Corporate Governance Committee, to allocate the shares corresponding to the second cycle of that Plan to the Executive Directors and Executives Officers of the Company.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In 2007, the main changes have occurred in the consolidation perimeter were the following:

TELEFÓNICA EUROPE

In December 20th, 2007, O2 Group transferred its legal ownership over its business in Germany to Telefónica S.A. through a dividend in kind of 8,500 million euros.

In April 2007, Telefónica O2 Europe PLC, 100%-owned by Telefónica, S.A. and its wholly owned subsidiary O2 Holdings LTD, sold for a total of 1,932 million pounds (equivalent to 2,841 million euros in the date of the operation) 100% of British firm Airwave O2 Ltd. which generated a capital gain of 1,296 million euros. This company, which was consolidated in the Telefónica Group financial statements using the full integration method, has been removed from the perimeter of consolidation.

OTHER COMPANIES

  In December 2007 Telefónica, S.A. formed, as sole shareholder, the Spanish company Atento Holding, Inversiones y Teleservicios, S.A. with an initial share capital of 24 million euros and an additional paid-in capital reserve of 138,37 million euros. The shares were fully subscribed and reimbursed in the form of non-monetary contribution of all the shares of the Dutch company Atento, N.V., of which Telefónica, S.A. was sole shareholder. The company has been included in the consolidation scope using the full integration method.

  In December 2007 Telefónica, S.A. sold 18,558,181 shares of the Portuguese company Portugal Telecom, SGPS, S.A. (PT). Following this disposal, Telefónica Group has reduced its shareholding in the capital of the Portuguese company to 8.32%, 9.16% if the treasury stock of PT is taken into consideration. This company is still included in the financial statements of Telefónica Group under the equity method.

  In October 2007 a consortium formed by Telefónica, S.A. Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A. and Sintonia, S.A. acquired 100% of the Olimpia, S.p.A. through the Italian company Telco, S.p.A. (in which Telefónica holds a 42.3% of equity stake), which holds approximately 23.6% of the Telecom Italia, S.p.A. voting capital. Telefónica's indirect participation with voting rights in Telecom Italia S.p.A. stands at 9.98% equivalent to 6,88% of the economic rights. This operation implied a payment of 2.314 million euros. The company is included in the financial statements of the Telefónica Group under the equity method.

  In August 2007 the Telefónica Group sold its 100% stake in Spanish company Azeler Automoción, S.A. for 0.34 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

  In June 2007, Atento Teleservicios España, S.A. of Spain incorporated US company, Contact US Teleservices Inc., contributing 100% of the initial share capital of 0.1 million US dollars. This company was added to the Telefónica Group’s consolidation perimeter and is fully consolidated. In August this company took out a 0.55 million US dollar capital increase, which was fully subscribed by Atento Teleservicios España, S.A.

  In June 2007, Telefónica, S.A. sold its entire 31.75% stake in Sistemas Técnicos de Loterías del Estado, S.A. This company, which had been accounted for by the Telefónica Group under the equity method, was removed from the perimeter of consolidation.

  In May 2007, Telefónica, S.A. agreed to sell its 99.7% stake in Dutch company Endemol Investment Holding B.V. to a newly created consortium held equally by Mediacinco Cartera S.L., a newly incorporated company owned by Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fund II B.V. and G.S. Capital Partners VI Fund, L.P. The consortium paid 2,629 million euros, reaching the capital gain 1,368 million euros. The agreement was executed on 3 July. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation perimeter.

  In April 2007, US firm Katalyx, Inc. sold its 54% stake in Brazilian company Mercador, S.A. The company had been consolidated in the financial statements of the Telefónica Group under the equity method and was thus removed from the perimeter of consolidation.

  During the first quarter of 2007, the Telefónica Group sold shares in the Italian company Ipse 2000 S.p.A. reducing its direct and indirect percentage in the Italian company to 39.9%. The company continues to be incorporated in the consolidated financial statements of the Telefónica Group using the equity method.

  In February 2007 the company sold 100% of its stake in Endemol France to the company Endemol, N.V., in which the Group has 75% participation, and thus reducing its stake in the company to that percentage.

  The Spanish company Communicapital Gestión, S.A., has been liquidated. The company, which was included in the financial statements of Telefónica Group using the full integration method, has been removed from the perimeter of consolidation.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

For additional information, please contact.

Investor Relations

Distrito C

Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone number:

+34 91 482 87 00

Fax number:

+34 91 482 85 99

Email address:

María García-Legaz (maria.garcialegaz@telefonica.es)

Dolores García (dgarcia@telefonica.es)

Isabel Beltrán (i.beltran@telefonica.es)

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 28th, 2008	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer